

Genuine Parts Company

Notice of 2023 Annual Meeting & Proxy Statement



DEAR SHAREHOLDERS:

At GPC, we are proud of how our teams have shown resilience and weathered the volatility of recent years, supporting each other while providing automotive and industrial parts and services that keep the world moving. In 2022, we executed on our strategic priorities to accelerate profitable growth, generate strong cash flow, and maintain a disciplined approach to capital allocation. We increased the dividend paid to shareholders by 10% and repurchased 1.6 million shares of our common stock. While our teammates worked tirelessly to serve our customers, your Board remained focused on overseeing the creation and execution of an effective One GPC strategy, while also overseeing progress on our key ESG initiatives. Our focus on both our strategic and ESG priorities were instrumental to our performance in 2022 and ultimately to the creation of long-term value for our shareholders.

The Company has made significant progress in its environmental, social, and governance initiatives. There is incredible momentum and work focused on climate and energy, all of which is outlined in our 2022 Sustainability Report. In 2022, the Company completed a comprehensive measurement of our global carbon footprint, and we have been implementing our carbon emissions abatement strategy in each and every location in which we operate. We look forward to measuring and reporting on our progress in this area on an annual basis. The Company also advanced its long-term diversity, equity, and inclusion strategy focused on people, culture, and the communities in which we operate. To accelerate that effort, the Company established business resource groups that empower teammates to come together with others who share their interests and experiences in order to enhance and develop their leadership skills and networks. We strive to create and maintain the most diverse, equitable and inclusive workplace possible, which includes adding more diverse employees, and once hired, ensuring they feel engaged, included, and valued. Additionally, we are taking action outside of the Company to support organizations focused on advancing racial equality and helping diverse and underserved communities around the world.

Over the last several years, the Board has actively focused on aligning its strengths with the evolving business landscape. This focus has led to the addition of two new independent directors in the past five years, each of whom has added to the experience and diversity of our Board. The Board continues to assess its composition to ensure that it collectively has the skills and diversity needed to provide effective oversight and support strategic planning. In 2022, our Board focused on governance changes to more effectively oversee key initiatives of the Company. Our Board took part in a comprehensive and rigorous evaluation to assess the effectiveness of the Board and its Committees, and one action resulting from such assessment was the split of the Compensation, Nominating and Governance Committee into two separate Committees: the Compensation and Human Capital Committee and the Nominating and ESG Committee. This restructuring was effective on January 1, 2023. The Board believes that having separate Committees to oversee these evolving areas of significant importance will provide enhanced focus and oversight, which will ultimately improve the effectiveness of our Board and help drive long-term shareholder value.

In 2022, we continued to see significant demand for industrial and automotive aftermarket products and services, while also facing a challenging macro-economy, including supply chain disruptions, a tight labor market, and inflationary pressures. We believe our continued focus on our customers; investments across our infrastructure, stores, and digital platforms; and quickly responding to changing customer expectations, enabled us to keep pace with this incredibly fluid business environment. The Board's engagement with management helped to shape our investment priorities, and our directors continue to provide oversight to help us learn from the challenges of the last several years and keep making the right investments across our business. As we look ahead, we continue to see tremendous opportunities for our business and shareholder value creation, with the ability to deliver positive impact at a global scale.

We hope you will be able to join us for our virtual 2023 Annual Meeting of Shareholders on Monday, May 1, 2023. You will find information about the Meeting, including the matters to be voted on, in the Notice of 2023 Annual Meeting of Shareholders and Proxy Statement. The Meeting will also include a report on the Company's performance and operations and a question and answer session. On behalf of our 58,000 teammates and our Board, we thank you for your support of Genuine Parts Company.



Paul D. Donahue
Chairman and CEO



John D. Johns
Lead Independent Director

GENUINE PARTS COMPANY
2999 WILDWOOD PARKWAY
ATLANTA, GEORGIA 30339

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

MAY 1, 2023

TO THE SHAREHOLDERS OF GENUINE PARTS COMPANY:

The 2023 Annual Meeting of Shareholders of Genuine Parts Company, a Georgia corporation, will be held virtually on Monday, May 1, 2023, at 10:00 a.m. eastern time, for the following purposes:

(1) To elect as directors the thirteen nominees named in the attached proxy statement;

(2) To approve, by a non-binding advisory vote, the compensation of the Company's named executive officers;

(3) To recommend, by a non-binding advisory vote, the frequency of the advisory vote on the compensation of the Company's executive officers;

(4) To ratify the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2023; and

(5) To act upon such other matters that may properly come before the meeting or any reconvened meeting following any adjournment thereof.

Information relevant to these matters is set forth in the attached proxy statement. Only holders of record of the Company's common stock at the close of business on February 22, 2023 will be entitled to vote at the meeting. The live audio webcast of the Annual Meeting will begin promptly at 10:00 a.m. eastern time. Online access to the audio webcast will open 15 minutes prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 1, 2023.

We are pleased to announce that we are delivering your proxy materials for the 2023 Annual Meeting of Shareholders via the Internet. Because we are delivering proxy materials via the Internet, the Securities and Exchange Commission requires us to mail a letter to our shareholders notifying them that these materials are available on the Internet and how these materials may be accessed. This letter, which we refer to as our "Notice and Access Letter," will be mailed to our shareholders on or about March 3, 2023.

Our Notice and Access Letter will instruct you on how to access and review our proxy statement for the 2023 Annual Meeting of Shareholders and our annual report for the fiscal year ended December 31, 2022. It will instruct you on how you may vote your proxy via the Internet, or how you can request a full set of printed proxy materials, including a proxy card to return by mail. If you would like to receive printed proxy materials, you should follow the instructions contained in our Notice and Access Letter. Unless requested, you will not receive printed proxy materials by mail.

To Attend, Vote, and Participate during the virtual Annual Meeting:

To attend and vote your shares during the virtual Annual Meeting, you will need to log-in to meetnow.global/MR2WPTW using: (i) *for record holders*, the 15-digit control number on your proxy card or (ii) *for holders who own shares in street name through brokers*, the control number issued to you by Computershare pursuant to the registration process described in the following paragraph. If you do not have a control number, you may log-in as a Guest.

For holders who own shares in street name through brokers, you must request and receive a legal proxy in your name reflecting your holdings of GPC stock from the broker, bank, or other nominee that holds your shares, and then you must submit this by email to legalproxy@computershare.com along with your name and email address. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., eastern time, on April 30, 2023. You will receive a confirmation email from Computershare of your registration and a new control number that you can use to participate in the virtual Annual Meeting. If you do not have the control number that you received directly from Computershare, you may attend as a Guest (non-stockholder) but will not have the option to vote or ask questions during the virtual Annual Meeting.

The 2023 Proxy Statement and the 2022 Annual Report to Shareholders are available at:
http://www.proxydocs.com/gpc

Atlanta, Georgia
March 3, 2023

By Order of the Board of Directors,

JENNIFER L. ELLIS
Vice President - Compliance &
Corporate Secretary

YOUR VOTE IS IMPORTANT!

> **WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE VOTE BY TELEPHONE OR INTERNET PURSUANT TO THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD OR COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE.**

TABLE OF CONTENTS

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ANNUAL MEETING — May 1, 2023

This proxy statement is being furnished to the shareholders of Genuine Parts Company in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Company's 2023 Annual Meeting of Shareholders to be held on Monday, May 1, 2023, at 10:00 a.m. eastern time and at any reconvened meeting following any adjournment thereof. The Annual Meeting will be held virtually. To access the virtual meeting, go to meetnow.global/MR2WPTW and enter a valid control number found on your proxy card, notice of internet availability, or an email previously received from Computershare. If you do not have a control number, you may access the meeting as a Guest.

The live audio webcast of the Annual Meeting will begin promptly at 10:00 a.m. eastern time. Online access to the audio webcast will open 15 minutes prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time.

We have designed the format of the Annual Meeting to ensure that our shareholders are afforded the same rights and opportunities to participate as they would at an in-person meeting. After the business portion of the Annual Meeting concludes and the meeting is adjourned, we will hold a Q&A session during which we intend to answer questions submitted during the meeting that are pertinent to the Company, as time permits, and in accordance with our Ground Rules for Conduct of the Shareholder Meeting. On the day of and during the Annual Meeting, you can view our Ground Rules for Conduct of the Shareholder Meeting and submit any questions on meetnow.global/MR2WPTW. Answers to any questions not addressed during the meeting will be posted following the meeting on the investor page of our website. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources, and ensure all shareholder questions are able to be addressed, we will respond to no more than three questions from any single shareholder.

Beginning one hour prior to and during the Annual Meeting, we will have support available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any technical difficulty during the virtual meeting, please call 888-724-2416 (U.S.) or +1 781-575-2748 (international) for assistance.

We anticipate that our Notice and Access Letter will first be mailed, and that this proxy statement and the Company's 2022 annual report to the shareholders, including consolidated financial statements for the year ended December 31, 2022 will first be made available to our shareholders, on or about March 3, 2023.

VOTING

Shareholders of record can simplify their voting and reduce the Company's costs by voting their shares via telephone or the Internet. Instructions for voting via telephone or the Internet are set forth on the proxy card. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures enable shareholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. If your shares are held in the name of a bank or broker (in "street name"), the availability of telephone and Internet voting will depend on the voting processes of the applicable bank or broker; therefore, it is recommended that you follow the voting instructions on the form you receive from your bank or broker. If you do not choose to vote by telephone or the Internet, please mark your choices on the proxy card and then date, sign and return the proxy card at your earliest opportunity.

All proxies properly voted by telephone or the Internet and all properly executed written proxy cards that are delivered to the Company (and not later revoked) will be voted in accordance with instructions given in the proxy. When voting on the election of directors, you may (1) vote FOR all nominees listed in this proxy statement, (2) WITHHOLD AUTHORITY to vote for all nominees, or (3) WITHHOLD AUTHORITY to vote for one or more nominees but vote FOR the other nominees. When voting on the approval of the compensation of the Company's named executive officers and the ratification of the selection of independent auditors, you may vote FOR or AGAINST the proposal or you may ABSTAIN from voting. When voting on the frequency of advisory vote on executive compensation, you may recommend that a vote should occur (1) EVERY YEAR, (2) EVERY TWO YEARS, (3) EVERY THREE YEARS, or (4) you may ABSTAIN from voting.

Voting

To vote your shares during the virtual Annual Meeting, you will need to log-in to meetnow.global/MR2WPTW using: (i) **for record holders**, the 15-digit control number on your proxy card or (ii) **for holders who own shares in street name through brokers**, the control number issued to you by Computershare pursuant to the registration process described in the following paragraph. If you do not have a control number, you may log-in as a Guest.

For holders who own shares in street name through brokers, you must request and receive a legal proxy in your name reflecting your holdings of GPC stock from the broker, bank, or other nominee that holds your shares, and then you must submit this by email to legalproxy@computershare.com along with your name and email address. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., eastern time, on April 30, 2023. You will receive a confirmation email from Computershare of your registration and a new control number that you can use to participate in the virtual Annual Meeting. If you do not have the control number that you received directly from Computershare, you may attend as a Guest (non-stockholder) but will not have the option to vote or ask questions during the virtual Annual Meeting.

If a signed proxy card is received which does not specify a vote or an abstention, the shares represented by that proxy card will be voted FOR all nominees to the Board of Directors listed in this proxy statement, FOR the proposal to approve the compensation of the Company's named executive officers, for an advisory vote on executive compensation to occur EVERY YEAR, and FOR the ratification of the selection of independent auditors for the fiscal year ending December 31, 2023. The Company is not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this proxy statement and the accompanying Notice of 2023 Annual Meeting of Shareholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented thereby in their discretion.

If you hold your shares in street name and you do not instruct your bank or brokerage firm in accordance with their directions how to vote your shares prior to the date of the Annual Meeting, your bank or brokerage firm cannot vote your shares (referred to as "broker non-votes") on the following proposals: "Proposal 1 — Election of Directors," "Proposal 2 — Advisory Vote on Executive Compensation," and "Proposal 3 — Advisory Vote on Frequency of Advisory Shareholder Vote on Executive Compensation," and such shares will be considered "broker non-votes" and will not affect the outcome of these votes. However, your bank or brokerage firm may vote your shares in its discretion on "Proposal 4 — Ratification of Selection of Independent Auditors" if you do not provide voting instructions.

A shareholder of record who submits a proxy pursuant to this solicitation may revoke it at any time prior to its exercise at the Annual Meeting. Such revocation may be by delivery of written notice to the Corporate Secretary of the Company at the Company's address shown above, by delivery of a proxy bearing a later date (including a later vote by telephone or the Internet), or by voting in person at the Annual Meeting. Street name holders may revoke their proxies prior to the Annual Meeting by following the procedures specified by their bank or brokerage firm.

Only holders of record of the Company's common stock at the close of business on the record date for the Annual Meeting, which is February 22, 2023, are entitled to vote at the Annual Meeting. Persons who hold shares of common stock in street name as of the record date may vote at the Annual Meeting only if they hold a valid proxy from their bank or brokerage firm. At the close of business on February 22, 2023, the Company had 140,808,951 shares of common stock outstanding and entitled to vote at the Annual Meeting.

On each proposal presented for a vote at the Annual Meeting, each shareholder is entitled to one vote per share of common stock held as of the record date. A quorum for the purposes of all matters to be voted on shall consist of shareholders representing, in person or by proxy, a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting. Shares represented at the Annual Meeting that are abstained or withheld from voting and broker non-votes will be considered present for purposes of determining a quorum at the Annual Meeting. If less than a majority of the outstanding shares of common stock are represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place to allow for the solicitation of additional proxies or other measures to obtain a quorum.

The vote required for (1) the election of directors, (2) the advisory vote on executive compensation, and (3) the ratification of the selection of independent auditors is the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote on such proposal which are represented at the Annual Meeting. Because votes withheld and abstentions will be considered as present and entitled to vote at the Annual Meeting but will not be voted "for" these proposals, they will have the same effect as votes "against" these proposals. The vote required to determine the frequency of advisory shareholder vote on executive compensation is a plurality of votes cast, which means that the frequency option that receives the most affirmative votes of all the votes cast is the one that will be deemed approved by the shareholders. Abstentions will not affect the outcome of this proposal.

Although the advisory vote on executive compensation and the frequency of the advisory vote on executive compensation are non-binding as provided by law, the Company's Board of Directors will review the results of the vote and take it into consideration when making future determinations concerning executive compensation.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board of Directors of the Company currently consists of thirteen directors. The Board has approved the recommendation of its Nominating and ESG Committee to nominate the thirteen director nominees named below, each of whom, if elected, will serve as directors until the 2024 Annual Meeting and the election and qualification of their successors.

In the event that any nominee is unable to serve (which is not anticipated), the Board of Directors may:

- designate a substitute nominee, in which case persons designated as proxies will cast votes for the election of such substitute nominee;
- allow the vacancy to remain open until a suitable candidate is located and nominated; or
- adopt a resolution to decrease the size of the Board.

If any incumbent director nominee in an uncontested election should fail to receive the required affirmative vote of the holders of a majority of the shares entitled to vote which are represented at the Annual Meeting, under Georgia law, the director remains in office as a "holdover" director until until his or her successor is elected and qualified or until there is a decrease in the number of directors serving on the Board of Directors. Our Amended and Restated Articles of Incorporation further provide that a director shall serve on the Board of Directors until his or her successor is elected and qualified or until his or her earlier resignation, retirement, disqualification, removal from office or death. If the director resigns, the Board of Directors may:

- immediately fill the resulting vacancy;
- allow the vacancy to remain open until a suitable candidate is located and appointed; or
- adopt a resolution to decrease the size of the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTOR NOMINEES.

Set forth below is certain information about each of the thirteen director nominees, including the experience, qualifications, attributes and skills that our Board believes makes them well qualified to serve as directors. Information about our director independence requirements, our director nominating process, our board leadership structure, a Board Matrix, and other corporate governance matters can be found in the "Corporate Governance" section.

NOMINEES FOR DIRECTOR

Elizabeth W. Camp	Background	Qualifications
 **Financial Expert** **Director Since 2015** **Independent Director** **Age 71** **Committee** • **Audit**	Elizabeth W. Camp is President and Chief Executive Officer of DF Management, Inc., a private investment and commercial real estate management company, a position she has held since 2000. Previously, Ms. Camp served in various capacities, including President and Chief Executive Officer of Camp Oil Company for 16 years. Ms. Camp serves as an independent director of Synovus Financial Corp. and is a member of its Risk Committee. Ms. Camp also serves as a director of CoreCard Corporation where she serves on the Audit and Compensation Committees.	Ms. Camp has over 30 years of leadership experience in various executive roles, most recently as President and Chief Executive Officer of an investment and commercial real estate management company. Ms. Camp also currently serves as an independent director at Synovus Financial Corp. where she has chaired its Audit Committee and its Compensation Committee, and has served as Lead Independent Director. She serves as a current member of the Synovus Risk Committee. Ms. Camp also currently serves as an independent director at CoreCard Corporation, a public company engaged in digital credit card processing, where she serves as a member of its Audit Committee and Compensation Committee. Her previous experience as a tax attorney at large accounting and law firms in the Washington D.C. area also benefits the Company in the financial, accounting, tax, and legal areas. Ms. Camp's background as an executive officer and director and her expertise in accounting, tax and legal matters have provided expertise in management, governance, and auditing, as well as leadership skills to our Board and Audit Committee.

Richard Cox, Jr.	Background	Qualifications
 **Director Since 2020** **Independent Director** **Age 54** **Committee** • **Audit**	Mr. Cox is Senior Vice President - Reservation Sales and Customer Care at Delta Airlines, a position he has held since August 2022. Prior to joining Delta, Mr. Cox served as Chief Information Officer for Cox Enterprises and had been in that role since 2019. Mr. Cox joined Cox Automotive, a subsidiary of Cox Enterprises, in 2013, where he held several leadership positions including Vice President of Client Performance and Vice President of Business Operations and Customer Care. In 2018, the Mayor of Atlanta requested Cox Enterprises to allow Mr. Cox to serve as the city's Chief Operating Officer as an executive on-loan. For 15 months, Mr. Cox provided executive oversight and directed internal operations for the city's departments and agencies. Prior to joining Cox Automotive, Mr. Cox was CEO and President of Jones International University and prior to that, he served as Vice President of Customer Experience at Orbitz Worldwide, a leading online travel company. Mr. Cox began his career at Worldspan, a travel technology and content provider, and held several positions during his 11-year tenure at Worldspan.	Mr. Cox has over two decades of experience in technology and business operations. His experience at Delta Airlines, Cox Automotive, Orbitz, and Worldspan in a variety of leadership roles are highly valuable to the Company. During Mr. Cox's tenure as the city of Atlanta's COO, he led the city through the largest cyber attack of a U.S. municipality and successfully implemented the largest- ever citywide shift to the cloud. Mr. Cox's understanding of cyber and IT risk as well as data privacy is instrumental as a member of the Audit Committee. His significant experience in information technology, the automotive business, and his expertise in strategy, operations, customer care, analytics, business intelligence, security and technical services makes him a valuable asset to our board.

Paul D. Donahue	Background	Qualifications
 **Chairman** **Director Since 2012** **Age 66** **Committee** • **Executive**	Paul D. Donahue is Chairman and Chief Executive Officer of the Company. In April of 2019 the Board of Directors appointed him as Chairman and in May of 2016, he was named Chief Executive Officer. From January of 2012 until May of 2016 he served as President of the Company. He served as President of the Company's U.S. Automotive Parts Group from July, 2009 to February 1, 2016. Mr. Donahue served as Executive Vice President of the Company from August 2007 until his appointment as President. In addition, between 2004 and 2007, Mr. Donahue served as President and Chief Operating Officer of S. P. Richards Company, a former wholly-owned subsidiary of the Company. Mr. Donahue is a Director of Truist Financial Corporation and serves as a member of the Truist Compensation and Human Capital Committee as well as the Trust Committee.	Mr. Donahue has 20 years of successful operating and management experience with the Company, which has included extensive involvement with numerous operating divisions within the Company. Prior to joining the Company, Mr. Donahue spent 24 years with a publicly traded consumer products manufacturer. While there, he successfully held a number of sales, marketing, operations and executive positions. Mr. Donahue's proven leadership and experience have contributed to the success of the Company and are beneficial to our Board. His experience and knowledge gained from his service on the Truist Board and Committees also brings great value to our Board.

Gary P. Fayard	Background	Qualifications
 **Financial Expert** **Director Since 2014** **Independent Director** **Age 70** **Committee** • **Audit**	Gary P. Fayard is a cattle farmer and previously was Executive Vice President and Chief Financial Officer of the Coca-Cola Company from 2003 until his retirement in May, 2014. Mr. Fayard joined the Coca-Cola Company in 1994 as Vice President and Controller. He was promoted to the role of Senior Vice President and Chief Financial Officer in 1999. He has served as a director on numerous for-profit and not-for-profit boards, including service on the Coca-Cola Enterprises, Inc. board from 2001 until 2009, service on the Coca-Cola FEMSA board from 2003 to 2016, and currently serves on the board of directors of Monster Beverage Corporation and is a member of its Audit, Compensation, and Nominating and Corporate Governance Committees.	Mr. Fayard brings to the Board a wealth of financial, accounting, and auditing knowledge as the former CFO of one of America's largest corporations. Additionally, as a Director and Audit Committee member on numerous for-profit and not-for-profit boards, he has had direct exposure to a wide variety of businesses and industries. He is also a former partner at a major public accounting firm. Mr. Fayard's financial background and broad business exposure make him a significant contributor to our Board and Audit Committee.

P. Russell Hardin	Background	Qualifications
 **Director Since 2017** **Independent Director** **Age 66** **Committee** • **Nominating and ESG (Chair)**	P. Russell Hardin is President of the Robert W. Woodruff Foundation, the Joseph B. Whitehead Foundation, the Lettie Pate Evans Foundation and the Lettie Pate Whitehead Foundation. These foundations manage approximately $11 billion in assets and distribute approximately $400 million in grants each year, which support Georgia's institutions in the areas of education, health, human welfare, the environment, community and economic development, philanthropy and volunteerism, and the arts. Mr. Hardin joined the Foundation's staff in 1988 and was named President in 2006. Prior to his work at the Foundation, Mr. Hardin practiced law with the Atlanta firm of King & Spalding.	Mr. Hardin offers the Board extensive experience in the areas of finance, philanthropy, governance, and law. Mr. Hardin's leadership at the Robert W. Woodruff Foundation and related foundations, as well as his service as trustee of Northwestern Mutual Life Insurance and a director on the Truist Bank Atlanta Advisory Council bring financial, governance and management expertise that contribute to both the Board and as Chair of the Nominating and ESG Committee.

John R. Holder	Background	Qualifications
 **Director Since 2011** **Independent Director** **Age 68** **Committee** • **Compensation and Human Capital**	John R. Holder is Chairman and Chief Executive Officer of Holder Properties, a commercial and residential real estate development, leasing, and management company based in Atlanta. Mr. Holder has held the position of Chairman since 1989 and Chief Executive Officer since 1980. He is also a director of Oxford Industries, Inc. and is a member of its Audit Committee.	Mr. Holder brings to the Board his strategic leadership in the growth of Holder Properties, which has been involved in the development of over 110 commercial buildings valued in excess of $3 billion, as well as his extensive involvement in the areas of financial and marketing management. His service as the Chairman and CEO of Holder Properties, together with various board affiliations, including as director and Audit Committee member of publicly traded Oxford, Industries, Inc., an apparel company, have given him leadership experience, business acumen and financial literacy that is beneficial to our Board and Compensation and Human Capital Committee.

Donna W. Hyland	Background	Qualifications
 **Director Since 2015** **Independent Director** **Age 62** **Committee** • **Compensation and Human Capital** *(Chair)*	Donna W. Hyland is President and Chief Executive Officer of Children's Healthcare of Atlanta and has served in that role since June 2008. Prior to that role, she was the Chief Operating Officer of Children's Healthcare of Atlanta from January 2003 to May 2008 and the Chief Financial Officer from February 1998 to December 2002. She serves as a director of Cousins Properties, Inc. and serves as Chair of its Audit Committee and as a member of its Compensation and Human Capital and Executive Committees.	Ms. Hyland offers our board extensive knowledge of the health care industry as President and Chief Executive Officer of Children's Healthcare of Atlanta. Her previous experience as COO and CFO of Children's, as well as her experience on many non-profit boards brings a wide range of business and accounting experience to our board. Ms. Hyland also serves as a director at Cousins Properties, Inc., a publicly traded real estate company, and additionally serves as Chair and a financial expert on the Cousins' Audit Committee and as a member of its Compensation, Succession, Nominating, and Governance Committee. Ms. Hyland's service as a financial expert on a public company audit committee provides a wealth of experience that she has brought to our Board.

John D. Johns	Background	Qualifications
  Director Since 2002 **Independent Director (Lead)** **Age 71** **Committee** • **Executive** • **Compensation and Human Capital**	John D. Johns is a Senior Advisor to Blackstone, Inc. and previously was Chairman of DLI North America Inc., the North American regional headquarters for Dai-ichi Life Holdings until his retirement in 2020. Dai-ichi Life is a global life insurance group headquartered in Tokyo, Japan. Its principal U.S. operation is Protective Life Corporation in Birmingham, Alabama. Mr. Johns served as CEO of Protective from 2002 to 2017 and as Executive Chairman through 2019. Prior to joining Protective in 1993, Mr. Johns was General Counsel of Sonat Inc. (a diversified energy company) and a partner at the law firm, Maynard, Cooper and Gale.	Mr. Johns brings experience in running every aspect of a large life insurance company, including his positions as Chairman and CEO as well as previous experience as COO, CFO, and also as a lawyer in private practice and General Counsel of a large publicly-traded energy company. Mr. Johns also serves as a director of The Southern Company, a utility holding company, and Chairs its Compensation and Talent Development Committee and is a member of its Finance Committee. Mr. Johns is also on the board of Regions Financial Corporation, a bank holding company, where he serves as Chair of its Risk Committee and a member of its Executive Committee and Technology Committee. He brings a wealth of diverse experience to our Board as its lead independent director, and as a member of the Executive Committee and Compensation and Human Capital Committee.

Jean-Jacques Lafont	Background	Qualifications
 **Director Since 2020** **Age 63**	Jean-Jacques Lafont is the Co-Founder and Executive Chairman of Alliance Automotive Group, an entity that was acquired by the Company in 2017. Prior to his current role as Executive Chairman, Mr. Lafont was Chief Executive Officer of Alliance Automotive Group. Mr. Lafont co-founded Alliance Automotive Group in 1991 and spent 30 years building that business from the ground up. Prior to founding Alliance Automotive Group, Mr. Lafont spent six years working for Hewlett Packard Europe in various management roles.	Mr. Lafont is an industry veteran having spent over 30 years in the automotive aftermarket industry. Mr. Lafont has a deep understanding of the sales, operations, finance, strategic planning, and global sourcing aspects of the automotive aftermarket landscape in Europe and is highly beneficial to the strategic planning function of the Board, especially as it relates to the global automotive business. Mr. Lafont is also Non-Executive Chairman of the Supervisory Board of BME, a leading European building materials, sanitary and plumbing products distributor recently acquired by Blackstone. Mr. Lafont brings a wealth of international experience to our Board.

Robert C. "Robin" Loudermilk, Jr.	Background	Qualifications
 **Director Since 2010** **Independent Director** **Age 63** **Committee** • **Nominating and ESG**	Robert C. "Robin" Loudermilk, Jr. is President and Chief Executive Officer of The Loudermilk Companies, LLC, a real estate management company, a position he has held since January 1, 2012. Previously he served as President of Aaron's Inc., a furniture, electronics and home appliance retailer from 1997 through November 2011 and as Chief Executive Officer of Aaron's Inc. from 2008 through November 2011. He also served in various other positions at Aaron's Inc., including service as the Chief Operating Officer from 1997 until 2008. Mr. Loudermilk also previously served as a director of Aaron's Inc.	Mr. Loudermilk offers extensive knowledge of the real estate industry, as founder and CEO of a real estate management company in Atlanta. He also has over 25 years of experience working with a public company in various positions, including CEO, and over 10 years as an experienced senior executive. Mr. Loudermilk's operational, financial and management expertise and expansive knowledge of a multi-store retail business are a significant contribution to the Board and Nominating and ESG Committee.

Wendy B. Needham	Background	Qualifications
Financial Expert **Director Since 2003** **Independent Director** **Age 70** **Committee** • **Executive** • **Audit** *(Chair)*	Wendy B. Needham was Managing Director, Global Automotive Research for Credit Suisse First Boston, an investment banking firm, from August 2000 to June 2003, and a Principal, Automotive Research, for Donaldson, Lufkin and Jenrette from 1994 to 2000. Ms. Needham previously served as a director of Asahi Tec.	Ms. Needham offers extensive knowledge and understanding of the U.S. and international auto industries as a former managing director of global automotive research at a global financial services company. Throughout her career she analyzed the financial performance and strategies of public companies in the global auto industry and brings this experience to bear as the Chair of the Company's Audit Committee and member of the Executive Committee.

Juliette W. Pryor	Background	Qualifications
 **Director Since 2021** **Independent Director** **Age 58** **Committee** • **Nominating and ESG**	Juliette W. Pryor is General Counsel and Corporate Secretary of Albertsons Companies, a Fortune 100 grocery retailer, which operates over 2,000 stores and includes a network of 22 distribution centers and 20 manufacturing facilities in its operations. Ms. Pryor began in this role in June of 2020 and is responsible for the company's legal, compliance, and government affairs functions. From 2016 to June 2020, Ms. Pryor served as General Counsel and Corporate Secretary for Cox Enterprises, a $20 billion family-owned conglomerate that operates in the communications, media and automotive sectors. Ms. Pryor previously worked at US Foods, Inc., where from 2005-2016 she led the legal, compliance, enterprise risk management, workforce safety, food safety, governance, government affairs and public policy functions. At different points during her tenure at US Foods, Ms. Pryor also held interim lead responsibility for human resources, diversity and inclusion and corporate communications. Before US Foods, Ms. Pryor served as General Counsel for telecom start up e.spire Communications and began her career in private practice with Skadden Arps, advising global clients on complex, international commercial transactions, in the energy, media, and telecom sectors.	Ms. Pryor is a skilled public and private company c-suite executive with 25+ years of business experience. Ms. Pryor has deep experience in the board room of multiple corporations, providing key leadership in IPOs, multi-billion-dollar divestitures and acquisitions, corporate restructurings, and entity transformations. Her knowledge and experience in the legal, compliance, regulatory, audit, human resources, public policy, diversity and inclusion, and corporate governance areas combined with her wealth of expertise in retail, distribution and automotive services make her a valuable addition to our board.

E. Jenner Wood, III	Background	Qualifications
 **Director Since 2014** **Independent Director** **Age 71** **Committee** • **Compensation and Human Capital**	E. Jenner Wood, III was Corporate Executive Vice President of SunTrust Banks, Inc. until his retirement in December of 2016. He was Chairman, President and Chief Executive Officer of the Atlanta Division of SunTrust Bank from April 2014 to October 2015 and served as a Corporate Executive Vice President of SunTrust Banks, Inc. from 2005 through his retirement in December of 2016. Mr. Wood is a member of the Board of Directors and Compensation and Talent Development Committee of The Southern Company and also serves as Chair of its Finance Committee. Mr. Wood is lead independent director of Oxford Industries and also is a member of its Nominating, Compensation, and Governance Committee as well as its Executive Committee. Mr. Wood also serves as the Chairman of the Robert W. Woodruff Foundation, the Joseph B. Whitehead Foundation, the Lettie Pate Evans Foundation and the Jesse Parker Williams Foundation, and also serves as a Trustee of the Sartain Lanier Family Foundation and Emory University.	Mr. Wood's professional career includes over 20 years in executive management positions with SunTrust Banks, Inc. and its various affiliates and 40 years of experience in the areas of banking and investment management generally. Mr. Wood has served as a director on the Board of Southern Company since 2012 and currently serves on its Compensation and Management Succession Committee. Mr. Wood is the lead independent director at Oxford Industries, Inc. and also serves on its Nominating, Compensation, and Governance Committee. Mr. Wood's insights with respect to financial matters and the financial services industry, including the retail and business aspects of banking operations, together with his extensive experience on the boards of directors and committees of public and private companies, make him a valuable asset to our Board and our Compensation and Human Capital Committee.

Board Matrix

EXPERIENCE	Camp	Cox	Donahue	Fayard	Hardin	Holder	Hyland	Johns	Lafont	Loudermilk	Needham	Pryor	Wood
Finance/Accounting	•			•	•		•				•		•
Distribution/Supply Chain	•		•						•			•	
Automotive		•	•						•		•		
Government/Regulatory	•	•			•		•	•				•	•
Legal	•				•			•				•	
CEO/Leadership	•	•	•	•	•	•	•	•	•	•			•
Technology		•											
International			•	•					•			•	
Public Co. Board(s)	•		•	•		•	•	•					•
Independent	•	•		•	•	•	•	•		•	•	•	•

TENURE/AGE/GENDER/DIVERSITY	Camp	Cox	Donahue	Fayard	Hardin	Holder	Hyland	Johns	Lafont	Loudermilk	Needham	Pryor	Wood
Years on the Board	8	3	11	9	6	12	8	21	3	13	20	2	9
Age	71	54	65	70	65	67	61	70	62	62	69	58	70
Gender	F	M	M	M	M	M	F	M	M	M	F	F	M
Gender/Race/Ethnicity/Nationality	•	•					•		•		•	•	

INDEPENDENCE



85% Independent — 2 / 11

FEMALE



31% Female — 4 / 9

DIVERSITY



46% Diversity — 6 / 7

TENURE



3 — 0-5 years
5 — 6-10 years
5 — 11+ years

9.5 Years
Average Tenure

AGE



2 — 50s
7 — 60s
4 — 70s

65 Years
Average Age

CORPORATE GOVERNANCE

Independent Directors

The Company's common stock is listed on the New York Stock Exchange under the symbol "GPC." The NYSE requires that a majority of the directors, and all of the members of certain committees of the board of directors be "independent directors," as defined in the NYSE corporate governance standards. Generally, a director does not qualify as an independent director if the director (or in some cases, members of the director's immediate family) has, or in the past three years has had, certain material relationships or affiliations with the Company, its external or internal auditors, or other companies that do business with the Company. The Board has affirmatively determined that eleven of the thirteen director nominees have no direct or indirect material relationships with the Company that would impair their independence and therefore are independent directors according to the NYSE rules and the Company's Corporate Governance Guidelines.

The independent directors and director nominees for election at the 2023 Annual Meeting of Shareholders are: Elizabeth W. Camp, Richard Cox, Jr., Gary P. Fayard, P. Russell Hardin, John R. Holder, Donna W. Hyland, John D. Johns, Robert C. "Robin" Loudermilk, Wendy B. Needham, Juliette W. Pryor, and E. Jenner Wood.

Mr. Richard Cox, Jr., a director since 2020, joined Delta Air Lines, Inc. ("Delta") in August 2022, where he currently serves as Senior Vice President — Reservation Sales and Customer Care. The Company has a long-standing and ordinary course vendor relationship with Delta and, in connection therewith, maintains automotive parts and supply locations on-site at multiple Delta facilities to better serve Delta's ground vehicles. This relationship was reviewed and considered by the Board and was determined to be immaterial since (i) the amounts involved in this relationship did not exceed the greater of $1 million or 2% of Delta's consolidated gross revenues, (ii) the Company has had a long-standing relationship with Delta prior to Mr. Cox joining the Company's Board of Directors in 2020 and (iii) Mr. Cox became a director of the Company in 2020 prior to his joining Delta in 2022.

Governance Highlights — Restructuring of Board Committees

Our Board is committed to creating long-term value for our shareholders while operating in an ethical, environmentally sensitive and socially responsible manner. In 2022, our Board took part in a comprehensive and rigorous evaluation to assess the effectiveness of the Board and its Committees. The process was facilitated by a third-party advisor to preserve integrity and anonymity of the Board members and the Company's senior executives who also participated in the evaluation. The third-party advisor met with each director and several of the Company's senior leaders who interact frequently with the Board to obtain and compile responses to the evaluation, which included feedback regarding, among other topics, Board performance, Board priorities, Board interactions with management, Board discussion topics, agendas and processes, Board composition, and Board and Committee overall effectiveness.

The results of the evaluation for 2022 were presented to the Board by the third-party advisor, who also served as a facilitator for related discussions, which resulted in several proposed changes to increase the effectiveness of the Board, its Committees and its members as well as to drive clarity on key areas of focus. For example, there was broad agreement that management development and succession planning, as well as Board composition and recruiting, may be better addressed through a division of responsibilities at the Committee-level. Similarly, continued prioritization of ESG matters was determined to be an imperative that could be enhanced even further by segmenting that oversight function to a separate Committee. As a result, the Board determined to split the Compensation, Nominating and Governance Committee into two separate Committees: the Compensation and Human Capital Committee and the Nominating and ESG Committee. This restructuring became effective on January 1, 2023.

As part of its evaluation of how best to affect the Committee restructuring, the Board determined that the new Compensation and Human Capital Committee should retain the compensation oversight responsibilities previously exercised by the Compensation, Nominating and Governance Committee. In addition, this new Committee will discharge the Board's responsibilities to oversee the Board's development and succession plans for the CEO, other executive officers and senior management positions, as well as the Company's strategies and policies related to human capital management, including diversity and inclusion.

Similarly, the Board concluded that the new Nominating and ESG Committee should retain the nominating and corporate governance responsibilities previously exercised by the Compensation, Nominating and Governance

Committee. In addition, this new Committee will discharge the Board's responsibilities to oversee the Company's strategies, policies and programs with respect to ESG matters.

The Board believes that having separate Committees to oversee these areas of significant importance will provide the appropriate support and resources, including enhanced focus and oversight, for these crucial and evolving matters. Going forward, pursuant to Company's Corporate Governance Guidelines, the Board will continue to conduct rigorous annual evaluations to determine, among other matters, whether the Board and its Committees are functioning effectively. The Nominating and ESG Committee is responsible for overseeing this self-evaluation process. Similarly, the Audit Committee, the Nominating and ESG Committee and the Compensation and Human Capital Committee are also required, pursuant to the Company's Corporate Governance Guidelines, to conduct an annual self-evaluation.

Other highlights of our robust corporate governance practices include:

- Eleven of thirteen directors are independent.
- The Board has added four new directors in the last five years.
- 31% of the Board is comprised of women and 46% of the Board is diverse.
- All Board Committees are composed exclusively of independent directors.
- We have a Lead Independent Director, elected by the independent members of the Board, who is available for consultation and direct communication with our shareholders.
- Independent directors met in executive sessions chaired by the Lead Independent Director at all regularly scheduled Board meetings in 2022.
- All of our directors are elected annually.
- We have a majority vote requirement for uncontested director elections.
- We do not have a poison pill.
- Our executive officers and directors are all subject to robust stock ownership requirements.
- We have instituted anti-hedging and pledging policies applicable to our directors and executive officers.
- We have a Board-adopted Human Rights Policy.
- We have a Board-adopted Political Contributions Policy.
- We conduct annual, proactive shareholder engagement on ESG topics.
- We have exceptionally high meeting attendance by our directors.

Corporate Governance Guidelines and Committee Charters

The Board of Directors has adopted Corporate Governance Guidelines that give effect to the NYSE's requirements related to corporate governance and various other corporate governance matters. The Company's Corporate Governance Guidelines, as well as the charters of the Compensation and Human Capital Committee, the Nominating and ESG Committee and the Audit Committee, are available on the Company's website at www.genpt.com.

Non-Management Director Meetings and Lead Independent Director

Pursuant to the Company's Corporate Governance Guidelines, the Company's non-management directors meet separately from the other directors in scheduled executive sessions at least four times annually and at such other times as may be scheduled by the Chairman of the Board or by the lead independent director or as may be requested by any non-management director.

The independent directors serving on the Company's Board of Directors re-appointed John D. Johns to serve as the Board's lead independent director in April of 2022, and he has served in this role since April of 2017. As the lead independent director, Mr. Johns presides at all meetings of non-management and independent directors and serves as a liaison between the Chief Executive Officer and the non-management and independent directors. During 2022, the independent directors held four meetings without management present. Mr. Johns presided over all of these meetings.

Board Leadership Structure

The Board has strong governance structures and processes in place to ensure the independence of the Board. The Company's Corporate Governance Guidelines allow the independent directors flexibility to split up or combine the roles of Chairman and CEO. The directors annually review the Board's leadership structure to determine the structure that is in the best interests of the Company and its shareholders. In 2019, the Board appointed Mr. Donahue, the Company's Chief Executive Officer to serve as Chairman of the Board. In his position as CEO, Mr. Donahue has primary responsibility for the day-to-day operations of the Company and provides consistent leadership on the Company's key strategic objectives. In his role as Chairman of the Board, he sets the strategic priorities for the Board (with input from the lead independent director), presides over its meetings and communicates its strategic findings and guidance to management. The Board believes that the combination of these two roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy. The Board further believes that this leadership structure — a combined Chairman of the Board and Chief Executive Officer — is important in unifying the Company's strategy behind a single vision. In addition, the deep involvement of the CEO in every aspect of the business allows him the opportunity to identify risks the Company may be facing and, in his role as Chairman, is able to facilitate the Board's oversight of such risks. The Board believes that this leadership structure is currently the most effective structure for the Company and is in the best interests of its shareholders at this time.

As noted earlier, the independent directors have appointed Mr. Johns as the Board's lead independent director, which provides balance to the Board's structure. Our lead independent director is responsible for facilitating Board involvement in material matters of the Company, ensuring that the Board is addressing major strategic and operational initiatives, reviewing information to be provided to the Board, consulting with directors, the CEO, and Company management, representing the Board in consultations and direct communications with our shareholders and other key stakeholders, as well as presiding at executive sessions of the Board. With a supermajority of independent directors, all Board Committees composed entirely of independent directors, and a lead independent director to oversee all meetings of the non-management directors, the Company's Board of Directors is comfortable that its current leadership structure provides for an appropriate balance that best serves the Company and its shareholders. The Board of Directors periodically reviews its leadership structure to ensure that it remains the optimal structure for the Company.

Director Nominating Process

Shareholders may recommend a director nominee by writing to the Corporate Secretary specifying the nominee's name and the other required information as set forth in the Company's By-laws. The By-laws require, among other things, that the shareholder making the nomination: (1) notify us in writing no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting; (2) include certain information about the nominee, including his or her name, occupation and Company share ownership; (3) include certain information about the shareholder proponent and the beneficial owner, if any on whose behalf the nomination is made, including such person or entity's name, address, Company share ownership and certain other information regarding the relationship between the shareholder and beneficial owner, if applicable, and any derivative or hedging positions in Company securities; and (4) update the required information as of the record date and after any subsequent change. The notice must comply with all requirements of the By-laws and, if the nomination is to be included in next year's proxy statement, the requirements of Exchange Act Rule 14a-18 must be timely received by the Corporate Secretary at Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339.

The Company's By-laws provide that whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting of shareholders, subject to certain requirements, a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years can require the Company to include in its proxy materials for such annual meeting director nominations for up to the greater of (i) 20% of the number of directors up for election, rounding down to nearest whole number, or (ii) two directors. Shareholder requests to include shareholder nominees in the Company's proxy materials for the 2024 annual meeting of shareholders must be received by the Corporate Secretary no earlier than October 5, 2023 and no later than November 4, 2023 and must satisfy the requirements specified in the Company's By-laws.

The Company's Board of Directors has established the following process for the identification and selection of candidates for director. The Nominating and ESG Committee, in consultation with the Chairman of the Board, annually reviews the appropriate experience, skills, background and characteristics required of Board members in the context of the current membership of the Board to determine whether the Board would be enhanced by the addition of one or more directors. This review includes, among other relevant factors in the context of the perceived needs of the Board at that time, issues of experience, reputation, background, judgment, diversity and skills. With regard to diversity, the Board and the Nominating and ESG Committee believe that sound governance of the Company in an increasingly complex international marketplace requires a wide range of viewpoints. As a result, to ensure the Board benefits from diverse perspectives, in any formal search for board candidates the Board shall consider candidates who reflect diverse backgrounds, including diversity of gender and race and/or ethnicity, and in cases where a search firm is retained by the Committee, the Committee will direct the search firm to include in its initial slate of candidates qualified candidates who reflect diverse backgrounds, including diversity of gender and race and/or ethnicity.

If the Nominating and ESG Committee determines that adding a new director is advisable, the Committee initiates a search, working with other directors, management and, if it deems appropriate or necessary, a search firm retained to assist in the search. If a search firm is retained, the Committee will require that the slate of candidates presented must include gender and racially/ethnically diverse candidates. The Nominating and ESG Committee considers all appropriate candidates proposed by management, directors and shareholders. Information regarding potential candidates is presented to the Nominating and ESG Committee, and the Committee evaluates the candidates based on the needs of the Board at that time. Potential candidates are evaluated according to the same criteria, regardless of whether the candidate was recommended by shareholders, the Nominating and ESG Committee, another director, Company management, a search firm or another third party. The Nominating and ESG Committee then submits any recommended candidate(s) to the full Board of Directors for approval and recommendation to the shareholders for election at the Company's annual meeting of shareholders.

The Company's Board of Directors is composed of individuals with diverse experience at policy-making levels in a variety of businesses, as well as in non-profit organizations, in areas that are relevant to the Company's operations and activities. The Board views diversity broadly to include, among other things, differences in backgrounds, qualifications, experiences, viewpoint, geographic location, education, skills and expertise, professional and industry experience, and personal characteristics, including age, gender identity, ethnicity, nationality, race, and sexual orientation. The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions. Each director was nominated for election at the 2023 Annual Meeting of Shareholders on the basis of the unique experience, background, qualifications, attributes and skills that he or she brings to the Board, as well as how those factors blend with those of the others on the Board as a whole.

Diversity, Equity, and Inclusion

Developing our people and sustaining our culture are important priorities for our Company. We promote a diverse, inclusive, and innovative culture that encourages and embraces change, diverse ideas, and perspectives. We strive to ensure our teammates reflect our global and diverse customer base. The Company is committed to creating a welcoming environment where all teammates have opportunities to grow and feel a sense of belonging, regardless of gender, sex, race, color, religion, national origin, age, disability, veteran status, sexual orientation, gender expression or experiences. The Company has taken several actions to improve inclusion in our recruiting process, which includes how we advertise job openings, develop position requirements, conduct interviews, and evaluate candidates, and also has developed initiatives to ensure we are developing and supporting our teammates, once they are hired. To support our talent initiatives and priorities, recruitment, training, talent development and succession planning is discussed regularly by management and the Nominating and ESG Committee as well as the Compensation and Human Capital Committee.

To further advance our commitment to DEI, in 2021 we hired a Director of DEI and strengthened our equal employment opportunity policies. In addition, we established a formal DEI Leadership Council composed of representatives from throughout the organization. The Company's goal is to increase diversity at all levels using internal advancement and promotion as well as external recruitment.

The Company's ongoing and future DEI initiatives include:

- Increase the recruitment of diverse talent including expanding relationships with Historically Black Colleges and Universities (HBCUs)

- Development, retention and succession planning of employees

- Unconscious bias training to executive and senior leaders, managers and supervisors

- Scholarships to dependents of GPC employees, with HBCU students strongly encouraged to apply

- Alignment of corporate giving with DEI principles and goals

- Collaboration with organizations that support our DEI efforts

- Recruitment and engagement of more diverse independent owners of NAPA stores

- Company-wide supplier diversity program

- Monthly speaker series that highlights diversity awareness

- Establishment and expansion of Business Resource Groups

Talent Development and Succession Planning

The Compensation and Human Capital Committee oversees the development and implementation of succession plans for the senior management team. The process includes the CEO, President, and Executive Vice President and Chief Human Resources Officer undertaking a full review of performance and development of senior leaders across the organization, and they then present and discuss with the Compensation and Human Capital Committee their evaluations and recommendations for senior management development and succession on a regular basis. The Compensation and Human Capital Committee also assists the Board with oversight of CEO succession planning and the topic is discussed regularly during the executive session of Compensation and Human Capital Committee meetings. While internal candidates are always being trained and developed for potential succession into the CEO role, it is the Company and the Board's policy, that if an external search firm is ever used for assistance with CEO succession planning, the Committee and/or Board will instruct the search firm to include in its initial slate of candidates qualified people who reflect diverse backgrounds, including diversity of gender and race and/or ethnicity.

Communications with the Board

The Company's Corporate Governance Guidelines provide for a process by which shareholders or other interested parties may communicate with the Board, a Board committee, the lead independent director, the non-management directors as a group, or individual directors. Shareholders or other interested parties who wish to communicate with the Board, a Board committee or any such other individual director or directors may do so by sending written communications addressed to the Board of Directors, a Board committee or such individual director or directors, c/o Corporate Secretary, Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339. This information is also available on the Company's website at www.genpt.com. All communications will be compiled by the Secretary of the Company and forwarded to the members of the Board to whom the communication is directed or, if the communication is not directed to any particular member(s) of the Board, the communication shall be forwarded to all members of the Board of Directors.

Board Oversight of Risk

Full Board

The Board as a whole examines specific business risks in its regular reviews of the individual business units and also on a Company-wide basis as part of its regular strategic reviews. In addition to periodic reports from three committees (discussed below) about risks, the Board receives presentations throughout the year from various business units and management that include discussion of significant risks specific to such business unit. Periodically, at Board meetings, management discusses matters of particular importance or concern, including any significant areas of risk requiring Board attention.

Audit Committee	**Compensation and Human Capital Committee**	**Nominating and ESG Committee**
The Audit Committee oversees the risks associated with financial accounting and audits, internal control over financial reporting, and information technology and cyber security risk. The Audit Committee monitors and reviews applicable enterprise risks identified as part of the Company's enterprise risk management program, including the Company's risk assessment and management policies, the Company's major financial risk exposure and cyber and information security exposure and the steps taken by management to monitor and mitigate such exposure.	The Compensation and Human Capital Committee oversees the risks relating to the Company's compensation policies and practices, management development, talent strategy, including diversity, equity and inclusion and leadership succession. The Compensation and Human Capital Committee annually reviews with management the design and operation of the Company's incentive compensation arrangements for all employees, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the Company.	The Nominating and ESG Committee oversees the risks relating to the Company's environmental policies and initiatives, corporate social responsibility efforts, corporate governance practices, director succession planning and board composition, and related person transactions.

The Company's Board of Directors recognizes that, although risk management is primarily the responsibility of the Company's management team, the Board plays a critical role in the oversight of risk. The Board believes that an important part of its responsibilities is to assess the major risks the Company faces and review the



Company's options for monitoring, mitigating, and controlling these risks. The Board assumes responsibility for the Company's overall risk assessment.

The Board as a whole examines specific business risks in its regular reviews of the individual business units and also on a Company-wide basis as part of its regular strategic reviews. In addition to periodic reports from three committees (discussed below) about risks, the Board receives presentations throughout the year from various business units and management that include discussion of significant risks specific to such business unit. Periodically, at Board meetings, management discusses matters of particular importance or concern, including any significant areas of risk requiring Board attention.

The Audit Committee has specific responsibility for oversight of risks associated with financial accounting and audits, internal control over financial reporting, and information technology and cyber security risk. The Audit Committee monitors and reviews applicable enterprise risks identified as part of the Company's enterprise risk management program, including the Company's risk assessment and management policies, the Company's major financial risk exposure and cyber and information security exposure and the steps taken by management to monitor and mitigate such exposure. The Audit Committee receives regular updates specific to the Company's cyber security program and IT security risk, including descriptions of mitigation and incident response plans and overviews of awareness and training programs. The full Board receives periodic updates from the Audit Committee Chair on cyber security and IT security risk and mitigation strategies and also receives periodic updates directly from the Chief Information and Digital Officer and Chief Information Security Officer.

The Compensation and Human Capital Committee oversees the risks relating to the Company's compensation policies and practices, management development, talent strategy, including diversity, equity and inclusion and leadership succession. The Compensation and Human Capital Committee annually reviews with management the design and operation of the Company's incentive compensation arrangements for all employees, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the Company. In advance of such review, the Company identifies internal and external factors that comprise the Company's primary business risks, and management compiles an inventory of incentive compensation arrangements, which are then summarized for the Compensation and Human Capital Committee and reviewed for the purpose of identifying any aspects of such programs that might encourage behaviors that could exacerbate the identified business risks. In conducting this assessment for 2022, the Compensation, Nominating and Governance Committee (which had not yet split off into the Compensation and Human Capital Committee) considered the performance objectives and target levels used in connection with these incentive awards and also the features of the Company's compensation program that are designed to mitigate compensation-related risk. Based on such assessment, the Compensation, Nominating and Governance Committee concluded that the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

The Nominating and ESG Committee oversees the risks relating to the Company's environmental policies and initiatives, corporate social responsibility efforts, corporate governance practices, director succession planning and board composition, and related person transactions.

Code of Conduct and Ethics

The Board of Directors has adopted a Code of Conduct for Employees, Contract and/or Temporary Workers, and Directors and a Code of Conduct for Senior Financial Officers, both of which are available on the Company's website at www.genpt.com. These Codes of Conduct comply with NYSE and Securities and Exchange Commission (the "SEC") requirements, including procedures for the confidential, anonymous submission by employees or others of any complaints or concerns about the Company or its accounting, internal accounting controls or auditing matters. The Company will post any amendments to or waivers from the Code of Conduct (to the extent applicable to the Company's executive officers and directors) on its website.

Supply Chain Responsibility and Human Rights

To help ensure the products we distribute are manufactured and delivered with high ethical standards, our Supplier Code of Conduct and our Human Rights Policy focus on responsible sourcing throughout our supply chain. Our supplier expectations and human rights policy include the Company's commitment to providing a safe and fair workplace that upholds and respects international human rights standards. These principles are

applicable to all Company teammates and are approved and monitored by the Company's executive leadership. For more information on our commitment to uphold Human Rights everywhere we do business, we invite you to view our Human Rights policy at: www.genpt.com.

Anti-Hedging and Anti-Pledging Policies

Pursuant to our Insider Trading Policy, our directors, officers and employees are prohibited from purchasing financial instruments, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company common stock, such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts and exchange funds. Additionally, our directors and executive officers are prohibited from pledging Company stock as collateral for a loan.

Environmental & Social Responsibility

The Company is committed to operating all aspects of its business with integrity, contributing to our local communities in a multitude of meaningful ways, promoting a culture of diversity, equity and inclusion, and using our natural resources thoughtfully and responsibly. These and other ESG matters are core to how we run our business and align closely with our corporate values. The Compensation, Nominating, and Governance Committee has had primary responsibility for oversight of the Company's ESG initiatives; however, beginning this year, the newly formed Nominating and ESG Committee will have primary oversight responsibility. This oversight includes receiving regular reports from management on ESG strategy and initiatives as well as feedback from engagements with shareholders and stakeholders on various ESG-related topics. As appropriate, the full Board receives reports on our ESG initiatives, including a discussion of our ESG communications and disclosures as well as regular updates on our ESG progress.


Board of Directors/ Nominating & ESG Committee
ESG Leadership Council
Led by CEO/President
Global ESG Committee
Business Unit ESG Leaders

Our Sustainability Report, published in October 2022, can be found on the investor page of our website, www.genpt.com, and describes key corporate social responsibility and sustainability topics relevant to the

Company, our initiatives related to those topics, and our progress with respect to those initiatives. In 2022, in response to feedback from investors and other stakeholders, the Company made several enhancements to our annual Sustainability Report, including specifically addressing progress in measuring our global carbon footprint and outlining our plan to reduce our carbon emissions, as well as sharing our continued progress with respect to diversity, equity, and inclusion. In 2022 we continued to incorporate disclosures in accordance with the Task Force on Climate-Related Financial Disclosures framework and the Sustainability Accounting Standards Board framework. We invite you to review our 2022 Sustainability Report on www.genpt.com.

Highlights from the 2022 Sustainability Report include:

Caring for Our Planet

- Calculated global scope 1& 2 footprint
- Developed plans for greenhouse gas (GHG) reduction programs across the globe
- Launched additional energy efficiency and electric vehicle (EV) pilot programs
- Improved renewable energy procurement for business operations

Investing in Social Good

- Created Business Resource Groups (BRGs) to support teammates from diverse backgrounds
- Completed our 2022 employee engagement survey
- Provided financial support through our giving programs to nonprofits in the U.S. and around the globe
- Supported education with several scholarship funds and community partnerships

Ensuring Good Governance

- Formalized three-level leadership structure to ESG governance
- Developed a plan for incorporating environmental and diversity, equity and inclusion (DEI) metrics into governance systems
- Continued to build out internal systems for climate risk assessment

Stakeholder Engagement

Our stakeholders consist of many individuals and groups across our value chain and beyond who are affected by our activities. We actively engage with internal and external stakeholders through a variety of channels to help us achieve our goal to be a world-class service organization. We strongly believe that the continued success of our sustainability programs requires being responsive to the feedback from our employees, investors, suppliers, partners, communities and customers.

We approach stakeholder engagement as an integrated, year-round process. We actively solicit stakeholder feedback on all aspects of our business and incorporate stakeholder perspectives into our discussions and decision-making.

Shareholder Engagement Program

After Annual Meeting:
- Analyze voting results
- Identify potential developments or enhancements in governance, executive compensation and other matters

Engagement with shareholders:
- Directors and Executive Management meet with shareholders to provide insight into current policies and solicit views on governance, executive compensation and other matters

Respond back to shareholders:
- Continue dialogue with shareholders to discuss actions taken, including any enhancements to policies and practices

Report to Board and Executive Management:
- Review shareholder input and potential issues and concerns
- Evaluate and determine appropriate responses and enhancements to policies and practices, if needed
- Provide reports to the Board and appropriate committees

In 2022, we reached out to our top 25 shareholders to get their input on our ESG and sustainability disclosures and initiatives. Our discussions during this engagement program in the areas of corporate governance, executive compensation, and environmental and social responsibility practices have been an important part of our Board discussions and have influenced many decisions in these areas. In response to our 2022 engagements with our shareholders, we have enhanced our disclosures in areas that are top of mind for them. For example, our 2022 Sustainability Report, available at www.genpt.com, disclosed our process to measure our global carbon footprint and discussed our plans and initiatives to measurably reduce our carbon emissions year over year. From our engagement sessions, it is apparent that carbon emissions continues to be top of mind for many of our investors. In addition, diversity, equity, and inclusion was a common topic of discussion on our engagement calls. We plan to continue our work in these important areas and look forward to reporting on our continued progress in our future reporting. We plan to continue our engagement program to better understand key perspectives and opportunities of focus in the ESG areas.

Board Attendance

The Company's Corporate Governance Guidelines provide that all directors are expected to attend all meetings of the Board and the Board Committees on which they serve and are also expected to attend the Annual Meeting of Shareholders. During 2022, the Board of Directors held 4 meetings, all of which were attended by our directors. All committee members attended all of the committee meetings on which they served, except one committee member missed one committee meeting. All of the Company's directors attended the Company's 2022 Annual Meeting.

Board Committees

The Board has four standing Committees. Information regarding the functions of the Board's Committees, their membership during 2022, and current membership and the number of meetings held by each Committee during 2022 is set forth below:

Director	Nominating and ESG*	Compensation and Human Capital*	Audit	Compensation Nominating and Governance	Executive
Elizabeth W. Camp			Member		
Richard Cox, Jr.			Member		
Paul D. Donahue					Chair
Gary P. Fayard			Member		
P. Russell Hardin	Chair			Member	
John R. Holder		Member		Member	
Donna W. Hyland		Chair		Member	
John D. Johns (Lead Independent Director)		Member		Chair	Member
Jean-Jacques Lafont					
Robert C. "Robin" Loudermilk, Jr.	Member				
Wendy B. Needham			Chair		Member
Juliette W. Pryor	Member				
E. Jenner Wood III		Member		Member	
TOTAL MEETINGS HELD IN 2022	0	0	6	4	3

*   New Committee in 2023

Audit Committee.   The Audit Committee's main role is to assist the Board of Directors with oversight of (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of the Company's internal audit function and independent auditors. As part of its duties, the Audit Committee assists in the oversight of (a) management's assessment of and reporting on the effectiveness of internal control over financial reporting, (b) the independent auditor's integrated audit, which includes expressing an opinion on the conformity of the Company's audited financial statements with United States generally accepted accounting principles, (c) the independent auditor's audit of the Company's internal control over financial reporting, which includes expressing an opinion on the effectiveness of the Company's internal control over financial reporting, (d) the Company's risk assessment and risk management, and (e) the Company's cyber security program. (See also "Board Oversight of Risk" above.) The Audit Committee oversees the Company's accounting and financial reporting processes and has the authority and responsibility for the appointment, retention and oversight of the Company's independent auditors, including pre-approval of all audit and non-audit services to be performed by the independent auditors. The Audit Committee annually reviews and approves the firm to be engaged as independent auditors for the Company for the next fiscal year, reviews with the independent auditors the plan and results of the audit engagement, reviews the scope and results of the Company's procedures for internal auditing and monitors the design and maintenance of the Company's internal accounting controls. Additionally, as noted above, the Audit Committee oversees the Company's cyber security program and receives regular updates from the Chief Information and Digital Officer and the Chief Information Security Officer on cyber risk and mitigation initiatives including incident response plans and preparedness, reviews of simulations and table top exercises, disaster recovery and business continuity, and cyber awareness and training. The Committee also receives regular updates on the status of the Company's cyber security insurance as well as cyber security program maturity, peer analyses and audit results by external auditors that evaluate the Company's program using the National Institute of Standards and Technology ("NIST") cyber security framework. The Audit Committee Report appears later in this proxy statement. The charter of the Audit Committee is available on the Company's website at www.genpt.com.

The members of the Audit Committee during 2022 were Wendy Needham (Chair), Elizabeth Camp, Richard Cox, Gary Fayard, Robin Loudermilk and Juliette Pryor. All members of the Audit Committee are independent of the

Company and management, as required by the NYSE listing standards and SEC requirements. The Board has determined that all members of the Audit Committee meet the financial literacy requirements of the NYSE corporate governance listing standards. During 2022, the Audit Committee held six meetings. The Board of Directors has determined that Ms. Camp, Mr. Fayard, and Ms. Needham meet the requirements adopted by the SEC for qualification as an "audit committee financial expert." Effective January 1, 2023, Robin Loudermilk and Juliette Pryor shifted membership from the Audit Committee to the newly formed Nominating and ESG Committee.

Compensation, Nominating and Governance Committee.   The Compensation, Nominating and Governance Committee is responsible for (1) determining and evaluating the compensation of the Chief Executive Officer and other executive officers and key employees and approving and monitoring our executive compensation plans, policies, and programs, (2) identifying and evaluating potential director nominees for election to the Board and recommending candidates for consideration by the Board and shareholders, (3) developing and recommending to the Board a set of Corporate Governance Guidelines, as well as periodically reevaluating those Corporate Governance Guidelines, (4) overseeing and guiding the strategy of the Company's ESG initiatives, including oversight of the corporate culture, talent strategy, and the Company's diversity, equity and inclusion initiatives, (5) overseeing the evaluation of the Board of Directors and management, and (6) developing and advising on succession planning for key executive roles within the Company, including the CEO role. The Committee also periodically reviews and evaluates the risk involved in the Company's compensation policies and practices and the relationship of such policies and practices to the Company's overall risk and management of that risk.

For 2022, the Committee retained an independent compensation consultant, Meridian Compensation Partners, LLC, to assist it in its review of executive compensation practices, including the competitiveness of pay levels, design issues, market trends and technical considerations. During the year, Meridian assisted the Committee with the development of competitive market data for executives and a related assessment of the Company's executive compensation levels, a risk assessment of the Company's incentive compensation, and also provided legislative and regulatory updates and guidance regarding reporting of executive compensation under the SEC's proxy disclosure rules. Our Chief Executive Officer, with input from our President, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Human Resources Officer, Business Unit leaders and Meridian, recommended to the Committee base salary, target bonus levels, actual bonus payouts and long-term incentive grants for our senior executives that were backed by market data and were aligned with the Company's talent and business strategies. The Committee considered, discussed, modified as appropriate, and took action on such proposals. The Committee has agreed that Meridian will play a similar role for 2023.

The Compensation, Nominating and Governance Committee annually considers whether the work of any compensation consultant raised any conflict of interest. For 2022, the Committee considered various factors, including the six factors mandated by SEC rules, and determined that with respect to executive and director compensation-related matters, no conflict of interest was raised by the work of Meridian. The Committee also considers the six independence factors mandated by SEC rules before engaging any other compensation advisers.

The members of the Compensation, Nominating and Governance Committee during 2022 were Johnny Johns (Chair), Russ Hardin, John Holder, Donna Hyland and Jenner Wood. All members of the Compensation, Nominating and Governance Committee are independent of the Company and management, as required by the NYSE listing standards and the SEC. During 2022, the Compensation, Nominating and Governance Committee held four meetings.

Executive Committee.   The Executive Committee is authorized, to the extent permitted by law, to act on behalf of the Board of Directors on all matters that may arise between regular meetings of the Board upon which the Board of Directors would be authorized to act. The current members of the Executive Committee are Paul Donahue (Chair), Johnny Johns and Wendy Needham. During 2022, the Executive Committee held three meetings.

As previously noted, effective January 1, 2023, the Board approved the split of the Compensation, Nominating and Governance Committee into two separate Committees: the Compensation and Human Capital Committee and the Nominating and ESG Committee. Charters of these new Committees outlining the responsibilities of each committee can be found on genpt.com.

Compensation and Human Capital Committee. Effective January 1, 2023, the Compensation and Human Capital Committee is responsible for (1) determining and evaluating the compensation of the Chief Executive Officer and other executive officers and key employees and approving and monitoring our executive compensation plans, policies, and programs, (2) developing and advising on succession planning for key executive roles within the Company, including the CEO role, and (3) oversight of the Company's corporate culture, talent management, and diversity, equity and inclusion initiatives. The Committee also periodically reviews and evaluates the risk involved in the Company's compensation policies and practices and the relationship of such policies and practices to the Company's overall risk and management of that risk. The current members of the Compensation and Human Capital Committee are Donna Hyland (Chair), Johnny Johns, John Holder, and Jenner Wood.

Nominating and ESG Committee. Effective January 1, 2023, the Nominating and ESG Committee is responsible for (1) identifying and evaluating potential director nominees for election to the Board and recommending candidates for consideration by the Board and shareholders, (2) developing and recommending to the Board a set of Corporate Governance Guidelines, as well as periodically reevaluating those Corporate Governance Guidelines, (3) overseeing and guiding the strategy of the Company's ESG initiatives, and (4) overseeing the evaluation of the Board of Directors. The current members of the Nominating and ESG Committee are Russ Hardin (Chair) Juliette Pryor, and Robin Loudermilk.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of February 22, 2023, as to all persons or groups known to the Company to be beneficial owners of more than five percent of the outstanding common stock of the Company.

Title of Class	Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Common Stock, $1.00 par value	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	17,747,982[1]	12.6%
Common Stock, $1.00 par value	Blackrock, Inc. 55 East 52nd Street New York, NY 10055	12,230,289[2]	8.7%
Common Stock, $1.00 par value	State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	7,064,668[3]	5.0%

(1) This information is based upon information included in a Schedule 13G/A filed on February 10, 2023 by The Vanguard Group. The Vanguard Group reports shared voting power with respect to 200,241 shares, sole dispositive power with respect to 17,151,158 shares and shared dispositive power with respect to 596,824 shares.

(2) This information is based upon information included in a Schedule 13G/A filed on January 25, 2023 by Blackrock, Inc. Blackrock, Inc. reports sole voting power with respect to 11,072,781 shares and sole dispositive power with respect to all 12,230,289 shares. According to the filing, the reported shares are held by Blackrock, Inc. through subsidiaries.

(3) This information is based upon information included in a Schedule 13G filed on February 7, 2023 by State Street Corporation. State Street Corporation reports shared voting power with respect to 6,216,063 and shared dispositive power with respect to 7,018,643 shares. According to the filing, the reported shares are held by State Street Corporation through subsidiaries.

SECURITY OWNERSHIP OF MANAGEMENT

Based on information provided to the Company by the named persons, set forth in the table below is information regarding the beneficial ownership of common stock of the Company held by the Company's directors and director nominees, the named executive officers (as defined in "Executive Compensation" below) and all directors, director nominees and executive officers of the Company as a group as of February 22, 2023:

Director/Nominee/Executive Officer	Shares of Common Stock Beneficially Owned[1]	Percentage of Common Stock Outstanding
Randy P. Breaux	10,938[2]	*
Elizabeth W. Camp	13,796[3]	*
Richard Cox, Jr.	8,179[4]	*
Paul D. Donahue	148,844[5]	*
Gary P. Fayard	25,125[6]	*
P. Russell Hardin	14,897[7]	*
Kevin E. Herron	17,460[8]	*
John R. Holder	41,374[9]	*
Donna W. Hyland	19,897[10]	*
John D. Johns	56,875[11]	*
Jean-Jacques Lafont	13,254[12]	*
Robin C. Loudermilk	52,197[13]	*
Bert Nappier	6,943[14]	*
Wendy B. Needham	26,260[15]	*
Juliette W. Pryor	4,411[16]	*
William P. Stengel	1,393[17]	*
E. Jenner Wood	19,084[18]	*
Carol B. Yancey	62,354[19]	*
Directors, Nominees, and Executive Officers as a Group (18 persons)	543,284[20]	*

*   Less than 1%

(1)   Information relating to the beneficial ownership of Common Stock by directors and executive officers is based upon information furnished by each such individual using "beneficial ownership" concepts set forth in rules promulgated by the SEC. Except as indicated in other footnotes to this table, directors and executive officers possessed sole voting and investment power with respect to all shares set forth by their names. The table includes, in some instances, shares in which members of a director's or executive officer's immediate family or trusts or foundations established by them have a beneficial interest and as to which the director or executive officer disclaims beneficial ownership.

(2)   Does not include 23,558 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Breaux.

(3)   Includes 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement.

(4)   Includes 5,642 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 2,537 shares of Common Stock equivalents held in Mr. Cox's stock account under the Directors' Deferred Compensation Plan.

(5)   Includes 19,730 shares subject to stock appreciation rights that are currently exercisable and 82,951 shares held in a family trust. Does not include 156,706 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Donahue.

(6)   Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 8,089 shares of Common Stock equivalents held in Mr. Fayard's stock account under the Directors' Deferred Compensation Plan.

(7)   Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 4,955 shares of Common Stock equivalents held in Mr. Hardin's stock account under the Directors' Deferred Compensation Plan.

(8) Does not include 24,525 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Herron.

(9) Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 9,646 shares of Common Stock equivalents held in Mr. Holder's stock account under the Directors' Deferred Compensation Plan.

(10) Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 6,601 shares of Common Stock equivalents held in Ms. Hyland's stock account under the Directors' Deferred Compensation Plan.

(11) Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, (ii) 29,413 shares of Common Stock equivalents held in Mr. Johns' stock account under the Directors' Deferred Compensation Plan, and (iii) 2,053 shares owned by Mr. Johns' spouse, as to which Mr. Johns disclaims beneficial ownership.

(12) Includes 7,428 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement.

(13) Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 12,764 shares of Common Stock equivalents held in Mr. Loudermilk's stock account under the Directors' Deferred Compensation Plan.

(14) Does not include 29,448 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Nappier.

(15) Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement.

(16) Includes (i) 2,962 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 1,449 shares of Common Stock equivalents held in Ms. Pryor's stock account under the Directors' Deferred Compensation Plan.

(17) Does not include 52,066 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Stengel.

(18) Includes (i) 9,942 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, (ii) 2,509 shares of Common Stock equivalents held in Mr. Wood's stock account under the Directors' Deferred Compensation Plan, and (iii) 100 shares held in trust for one of Mr. Wood's children to which Mr. Wood disclaims beneficial ownership.

(19) Does not include 15,249 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Ms. Yancey.

(20) Includes (i) 19,730 shares or rights issuable to certain executive officers upon the exercise of stock appreciation rights, and (ii) 77,963 shares held as Common Stock equivalents in directors' stock accounts under the Directors' Deferred Compensation Plan.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section, an overview and analysis is provided of our executive compensation programs and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Later in this proxy statement under the heading "Additional Information Regarding Executive Compensation" you will find a series of tables containing specific information about the compensation earned or paid in 2022 to the following individuals, who are referred to as our named executive officers:

     

| **Paul D. Donahue,** *Chairman & Chief Executive Officer* | **William P. Stengel,** *President & Chief Operating Officer* | **Bert Nappier,** *Executive Vice President & Chief Financial Officer* | **Kevin E. Herron,** *President—U.S. Automotive Group* | **Randall P. Breaux,** *President—Motion Industries* | **Carol B. Yancey,** *Former Executive Vice President & Chief Financial Officer* |

On January 25, 2022, we announced that Ms. Yancey would retire as Chief Financial Officer effective as of May 2, 2022, and would remain an employee of the Company through May 31, 2022 to assist with the transition. Mr. Nappier joined us as Chief Financial Officer-Elect effective February 28, 2022 and became Executive Vice President and Chief Financial Officer effective as of May 2, 2022.

Additionally on December 7, 2022, we announced that Mr. Stengel had been appointed President and Chief Operating Officer effective as of January 1. 2023.

The discussion below is intended to explain the information provided in the detailed compensation tables at the end of this section in order to put that information into context within the Company's overall compensation program.

2022 In Brief

During 2022, the Compensation, Nominating and Governance Committee ("the Committee") actions and our pay-for-performance program operated such that actual compensation earned by executives reflected the performance of the Company. Highlights for 2022 are as follows:

Performance

- Reported sales of $22.1billion, up 17.1% from prior year, and 106% of our target.

- Adjusted EBITDA of $2.0 billion which was 107% of our target.

- Working capital performance, excluding acquisitions, improved and was a source of operating cash flow, and was achieved at 102.5% of our target.

- Total shareholder return was 26.8% compared to the Company's long term shareholder return target of 10-13%. This served to increase both shareholder wealth and the value of equity awards previously granted to our executives.

- In January 2022, the company made a strategic investment in its Industrial business with the acquisition of Kaman Distribution Group ("KDG"). The addition of KDG to our business created opportunities for accelerated long-term growth, profitability and cash flow. In 2022, KDG contributed approximately $1.1 billion in revenues and our accelerated integration drove $30 million in realized synergies. As a result, we are well ahead of our plan for $50 million in synergies over three years and on track to create significant shareholder value as a premier leader in industrial solutions.

Plan Payouts

As a result of the above and other performance results, 2022 annual incentive payouts were above target and earning of performance-based restricted units, which are based on Corporate Adjusted EBITDA, were also above target.

- Payouts of 2022 annual incentive awards for Messrs. Donahue, Stengel, Nappier and Ms. Yancey were 167% of the total target amount, based on the Company's 2022 Adjusted EBITDA of $1,999,329,000 or 107% of the target amount, trade sales of $23,385,664,000 or 106% of the target amount and working capital improvement at 103% of the target amount.

- Payout of Mr. Herron's 2022 annual incentive award was 125% of the total target amount. This award was earned based on the Automotive Group's Adjusted EBITDA of $547,223,000 or 100% of the target amount, trade sales of $8,893,437,000 or 104% of the target amount and working capital improvement at 115% of the target amount.

- Payout of Mr. Breaux's 2022 annual incentive award was 195% of the total target amount. This award was earned based on the Industrial Parts Group's Adjusted EBITDA of $800,250,000 or 119% of the target amount, trade sales of $7,858,422,000, or 110% of the target amount and working capital improvement at 133% of the target amount.

- The performance-based restricted stock units granted in 2022, which are earned solely based on 2022 Adjusted EBITDA, were earned at 134% of target for each NEO. Earned shares vest after two additional years of continued employment.

2022 Pay Opportunities

In early 2022, the Committee evaluated the target compensation opportunities of the named executive officers relative to market data. Based on this review, the Committee approved adjustments to the base salaries and long-term incentive award values for Messrs. Herron and Breaux to address gaps in their respective pay opportunities relative to market data, and in the case of Mr. Breaux, to recognize the expansion of his responsibilities. As further described below, increases in target pay opportunities for certain other executives included base salary increases of up to 3% and adjustments to target and long-term incentive opportunities that resulted in total target pay increases between 0% and 7%.

Long-term incentive awards were granted to our executive officers in the form of Performance Restricted Stock Units ("PRSUs") and Restricted Stock Units ("RSUs").

- Payouts for PRSUs granted in 2022 were dependent on achievement of an Adjusted EBITDA performance goal for 2022.

- RSUs deliver value to executive officers over a three year graded vesting period, with one third of RSUs vesting on the anniversaries of the grant date.

Additionally, the Committee has approved changes to our PRSU design for 2023 awards, implementing 3-year performance periods tied to Adjusted EBITDA and Return on Invested Capital to further align our executive compensation program with long-term Company performance.

Best Practices

Our compensation programs reflect a "best practices" approach to pay and governance:

- We have no employment contracts or guaranteed severance arrangements with named executive officers other than our "double-trigger" change in control agreements.

- We have minimum three year vesting for our long-term incentives (PRSUs and RSUs).

- Our change-in-control severance agreements with the named executive officers do not provide for any excise tax gross ups.

- Grants of long-term incentives are subject to "double-trigger" vesting upon a change in control.



- We evaluate the competitiveness of target pay opportunities for base salary, target bonus and long-term incentives as a group relative to the size-adjusted 50th percentile of the market data.

- A high percentage of our CEO and NEO's compensation is performance-based and/or tied to stock price.

- Our robust stock ownership guidelines result in our executives being long-term holders of our stock.

- Our Annual Incentive and Long-Term Incentive programs contain clawback provisions.

- We have no tax gross-ups for perquisites or benefits other than relocation.

- We have never re-priced long term incentive awards.

- We pay dividend equivalents on performance-based restricted stock units only to the extent such units are earned through performance.

- We have instituted anti-hedging and anti-pledging policies.

Consideration of Last Year's Advisory Shareholder Vote on Executive Compensation

At the 2022 Annual Meeting of Shareholders, approximately 90% of the shares present and entitled to vote were cast in support of the compensation of the Company's named executive officers, as discussed and disclosed in the 2022 Proxy Statement.

The Board and the Committee considered the strong shareholder support of the compensation paid to our named executive officers evidenced by the results of this advisory vote, and anticipate maintaining the core structure of our executive compensation program for 2023. In response to shareholder feedback, as noted above, the Committee has approved changes to our PRSU design for 2023 awards, implementing 3-year performance periods tied to Adjusted EBITDA and Return on Invested Capital to further align our executive compensation program with the Company's long-term performance. Future advisory votes on executive compensation will serve as an additional tool to guide the Board and the Committee in evaluating the alignment of the Company's executive compensation program with the interests of the Company and its shareholders.

Compensation Philosophy and Objectives

Our overall goal in compensating executive officers is to attract, retain and motivate key executives of superior ability who are critical to our future success. We believe that short-term and long-term incentive compensation opportunities provided to executive officers should be directly aligned with our performance, and our compensation is structured to ensure that a significant portion of executives' compensation opportunities is directly related to achievement of financial and operational goals and other factors that increase shareholder value.

Our compensation decisions with respect to executive officer salaries, annual incentives, and long-term incentive compensation opportunities are influenced by (a) the executive's level of responsibility and function within the Company, (b) the overall performance and profitability of the Company, (c) our assessment of the competitive marketplace, including other peer companies, and (d) the economic environment. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, annual cash bonus and long-term incentives, including stock-based awards.

We also believe that the best way to directly align the interests of our executives with the interests of our shareholders is to make sure that our executives acquire and retain a significant level of stock ownership throughout their tenure with the Company. Our compensation program pursues this objective in two ways: through our equity-based long-term incentive awards and our stock ownership guidelines for our senior executives, as described in more detail below.

2022 Variable versus Fixed Compensation:

The following charts show the allocation of the CEO and NEOs base salary and short-term and long-term incentive compensation opportunities between fixed and performance-based compensation (at the target levels).



CEO

19% Short-Term Incentive
14% Base Salary
67% Long-Term Incentive
86% Variable

Other NEOs

19% Short-Term Incentive
22% Base Salary
59% Long-Term Incentive
78% Variable

2022 Short-Term versus Long-Term Incentive Compensation:

The following table shows the allocation between each Executive's target short-term and long-term incentive compensation opportunities (each at the target level) as a percentage of each Executive's base salary.

Name[1]	Short-Term Incentive Opportunity	Long-Term Incentive Opportunity
Donahue	140%	482%
Stengel	100%	254%
Nappier	85%	244%
Herron	85%	167%
Breaux	85%	167%

(1) Ms. Yancey's short-term incentive opportunity (90%) was prorated through May 31, 2022. Ms. Yancey did not receive a long-term incentive grant in 2022.

Overview of Executive Compensation Components

The Company's executive compensation program consists of several compensation elements, as described in the table below.

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Base Salary	Core competence in the executive role relative to skills, experience and contributions to the Company	Provide fixed compensation based on competitive market practice	Provide a standard element of competitive market pay
Annual Cash Incentive	Contributions toward the Company's achievement of specified Adjusted EBITDA, revenue and asset management goals	• Provide focus on meeting critical annual goals that lead to our long-term success • Provide annual performance-based cash incentive compensation	Motivate achievement of critical annual performance goals

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Long-Term Incentives	Performance Restricted Stock Units (PRSUs): • Adjusted EBITDA performance determines the number of PRSUs that are earned • Focus on the Company's stock price performance • Continued employment with the Company during an additional two-year vesting period (three years including the performance year) Restricted Stock Units (RSUs): • Focus on the Company's stock price performance • Continued employment with the Company during a three year graded vesting period	The combination of RSUs and PRSUs provides a blended long-term focus on: • Sustained stock price performance • Achievement of Adjusted EBITDA targets • Executive ownership of our stock • Executive retention in a challenging business environment and competitive labor market	Align executives' interests with those of shareholders and enhance their retention
Retirement Benefits Plans are described in detail later in this proxy statement under the heading "Additional Information Regarding Executive Compensation"	Executives are eligible to participate in employee benefit plans available to all employees as well as: • Tax Deferred Savings Plan: Rewards saving for retirement • Supplemental Retirement Plan (SRP): Provides executive retirement benefits and rewards executives for continued employment	• Tax Deferred Savings Plan: Provide a voluntary tax-deferred retirement savings vehicle for our executive officers • SRP: Provide additional non-qualified retirement benefits for our executive officers based on a formula rewarding tenure with the Company	Provide an opportunity for executives to receive additional non-qualified retirement benefits without the impact of limitations on compensation and contributions applicable to qualified retirement plans under the IRS Code
Welfare Benefits	• Executives participate in medical, health, life insurance and disability plans generally available to our employees • Continuation of welfare benefits may occur as part of severance upon certain terminations of employment	Provide health and welfare benefits to our employees that are competitive within the marketplace	These benefits are part of our broad-based total compensation program
Additional Benefits and Perquisites	• CEO: Corporate aircraft usage for business and personal travel • CEO: Selected club membership Neither item has a tax reimbursement provision	Corporate aircraft use: Accommodate health, security, availability and efficiency concerns Club membership: Facilitate the CEO's role as a Company representative in the community	

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Change in Control and Termination Benefits	Continued employment in the event of an actual or threatened change in control. Provides severance benefits if an officer's employment is terminated within two years after a change in control. No excise tax gross-ups are provided	Retain executives and provide continuity of management in the event of an actual or threatened change in control	Maintain a stable executive organization in the face of the uncertainty of an actual or threatened change in control

The use of these programs enables us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term shareholder value and encourages executive recruitment and retention.

2022 Compensation

Pay Philosophy and Competitive Standing

In general, we evaluate the competitiveness of compensation for our executive officers relative to the size-adjusted 50th percentile of market data.

We also design our incentive plans to pay more or less than the target amount when performance is above or below target performance levels. Thus, our plans are designed to result in payouts that are commensurate with the Company's performance for that year or period.

For 2022, with the assistance of the Committee's compensation consultant, Meridian, we reviewed and analyzed competitive market data to be used as background for 2022 pay decisions and to obtain a general understanding of current compensation practices. This data was referenced when targeting the positioning for compensation discussed above. Data sources included public company proxy statements, broad-based, published compensation surveys and a private total compensation database maintained by Aon.

We compared compensation opportunities for our named executive officers with pay opportunities available to executive officers in comparable positions at similar companies (our "Comparison Group"). For 2022, the Comparison Group included companies from industry segments in which we compete: automotive parts, industrial parts, and specialty retail. The Comparison Group companies used in 2022 are shown below. While the companies are either larger or smaller than us, Meridian used various statistical techniques to size-adjust the data to our revenue size. The list of companies below is reevaluated annually to take into account changes in our own operations, our size and our industry. In late 2021 Meridian performed an in-depth review of our Comparison Group, including a review of the industries included and the revenues and margins of potential companies. Following this review, there were two changes to the Comparison Group for 2022. SYNNEX Corporation (now TD SYNNEX) was removed from the Comparison Group following its merger with Tech Data given the combined company's size, while WESCO International was added to the Comparison Group.

Adient plc
Advance Auto Parts, Inc.
Applied Industrial Technologies, Inc.
Arrow Electronics, Inc.
AutoNation, Inc.
AutoZone, Inc.
Avent, Inc.
CarMax, Inc.
CDW Corporation
Cummins Inc.
Dollar General Corporation
Dollar Tree, Inc.

Fastenal Company
Henry Schein, Inc.
Lear Corporation
LKQ Corporation
MSC Industrial Direct Co., Inc.
O'Reilly Automotive, Inc.
Parker-Hannifin Corporation
Sysco Corporation
Tenneco Inc.
US Foods Holding Corp.
WESCO International
W.W Grainger, Inc.

2022 Base Salary

Our base salary levels reflect a combination of factors, including the pay posture discussed above, the executive's experience and tenure, our overall annual budget for both pay increases and pre-tax profit, the executive's individual performance and changes in responsibility. We review salary levels annually to recognize these factors. Ms. Yancey retired from the Company effective May 31, 2022 and did not receive an increase in base pay, and Mr. Nappier's salary was established effective with his hire on February 28, 2022.

The following aggregate base pay increases became effective during 2022:

Executive	2022 Base Salary Increase
Donahue	2.9%
Stengel	3.0%
Herron	13.0%[1]
Breaux	23.2%[2]

(1)   Mr. Herron's base salary was increased to align more closely with market data.

(2)   Mr. Breaux's base salary was increased to recognize an increase in responsibility and align more closely with market data.

2022 Annual Incentive Plan

Our annual incentive plan (the "Annual Incentive Plan") provides our executive officers with an opportunity to earn annual cash bonuses based on our achievement of certain pre-established performance goals. The Committee sets target bonus opportunities for each named executive officer to be earned based on achievement of such goals. Similar to the process for setting base salaries, we consider a combination of factors in establishing the annual target bonus opportunities for our named executive officers. Target bonus opportunities for 2022 were set as a percentage of each named executive officer's base salary, as follows: Mr. Donahue, 140%; Mr. Stengel, 100%; Ms. Yancey, 90%; Mr. Nappier, 85%; Mr. Breaux, 85%; and Mr. Herron, 85%. Ms. Yancey was eligible for a prorated bonus through the date of her retirement on May 31, 2022.

For 2022, our performance metrics were Adjusted EBITDA, sales and working capital improvements for all named executive officers. We set the performance goals for 2022 bonus opportunities at levels that are intended to be challenging yet achievable, and reflect better than average growth within our competitive industry.

Performance criteria and relative weights for 2022 are shown below for each executive. The goals for each executive are intended to have a strong correlation with shareholder value. Goals for Corporate, Automotive and Industrial Parts are each set based upon (i) prior year performance by store, branch, and/or distribution center; (ii) the overall economic outlook of the region served by a particular store, branch, and/or distribution center; and (iii) specific market conditions.

Performance Goal	2022 Weight of Goal by Executive		
	Donahue Stengel Nappier Yancey[1]	Breaux[2]	Herron[3]
Adjusted EBITDA	70%	50%	50%
Sales	20%	40%	40%
Working capital improvement	10%	10%	10%
Total	100%	100%	100%

(1)   For Messrs. Donahue, Stengel, Nappier and Ms. Yancey, the performance goals related to the overall Company.

(2)   For Mr. Breaux, the performance goals related to the Industrial Parts Group, which consists of Motion Industries, Inc., a wholly owned subsidiary of the Company.

(3)   For Mr. Herron, the performance goals related to the U.S. Automotive Group.

The ranges of bonus payout possibilities for the various Adjusted EBITDA and sales goals are shown below. Straight-line interpolation is used between data points. The 2022 Corporate Adjusted EBITDA goal was $1,873,767,000 and the Corporate trade sales goal was $22,084,698,000.

Adjusted EBITDA (Corporate, U.S. Automotive Group, or Industrial Parts) as a % of Performance Goal	% of Target Bonus Earned	Sales (Corporate, U.S. Automotive Group or Industrial Parts) as a % of Performance Goal	% of Target Bonus Earned
Below 75%	—%	Below 92%	—%
75%	45%	92%	20%
100%	100%	100%	100%
110% or above	200%	105% or above	200%

Each of the named executive officers was also provided a bonus opportunity based on attainment of a working capital improvement goal, with a goal of various levels of improvement versus the prior year. Bonus opportunity for working capital improvement goals was from 50% of target to 150% of target based on the achievement of various levels of improvement.

The 2022 Corporate Adjusted EBITDA goal was $1,873,767,000 and the Company's actual 2022 Adjusted EBITDA was $1,999,329,000, representing 107% of the target level set for executive officer incentive bonuses. The Corporate trade sales goal was $22,084,698,000 and the Company's actual 2022 trade sales were $23,385,664,000, representing 106% of the target level set for executive officer incentive bonuses. Corporate working capital improvement performance as measured by Cash Conversion Cycle (CCC) had a minimum threshold of 5 days improvement (50% payout), a target of 6 days improvement (100% payout) and a maximum of 8 days improvement (150% payout). For 2022, CCC improved 6.2 days, representing 103% of the target level set for the executive officer incentive bonuses. Based on these results, Mr. Donahue, Mr. Stengel, Mr. Nappier and Ms. Yancey received bonus payments equal to 167% of their total target bonus opportunity. Ms. Yancey was paid a prorated bonus through the date of her retirement on May 31, 2022.

Mr. Herron's 2022 program produced a bonus payment equal to 125% of target based on U.S. Automotive Group's performance. The bonus was earned based on the Automotive Group's Adjusted EBITDA performance, which was 100% of target and trade sales performance, which was 104% of target. Working capital improvement performance as measured by CCC had a minimum threshold of 7 days improvement (50% payout), a target of 8 days improvement (100% payout) and a maximum of 10 days improvement (150% payout). For 2022, CCC improved 9.2 days representing 115% of the target level.

Mr. Breaux's 2022 program produced a bonus payment equal to 195% of target based on the Industrial Parts Group performance. The bonus was earned based on the Industrial Parts Group's Adjusted EBITDA performance, which was 119% of target, and trade sales performance, which was 110% of target. Working capital improvement performance as measured by CCC had a minimum threshold of 5 days improvement (50% payout), a target of 6 days improvement (100% payout) and a maximum of 8 days improvement (150% payout). For 2022, CCC improved 8 days representing 150% of the target level.

When calculating the payout figures, formulas were applied strictly. The Committee did not exercise discretion to increase or decrease 2022 bonus payments for the named executive officers.

For additional information about the Annual Incentive Plan, please refer to the "Grants of Plan-Based Awards" table, which shows the threshold, target and maximum bonus amounts payable under the plan for 2022, and the Summary Compensation Table, which shows the actual amount of bonuses paid under the plan to our named executive officers for 2022.

2022 Long-Term Incentives

During 2022, the Compensation, Nominating and Governance Committee granted long-term equity-based incentive compensation to our executive officers in the form of Performance Restricted Stock Units ("PRSUs") and Restricted Stock Units ("RSUs"). These grants align executive performance and achievement with shareholder interests.

- PRSUs represent the right to earn and receive a number of shares of our common stock in the future, based on the level of the Company's 2022 EBITDA performance as shown in the table below.

Percent of Adjusted EBITDA Goal Achieved	% of Target Award Earned
110% or higher	150%
100%	100%
90%	50%
85%	25%
Less than 85%	0%

- To the extent the PRSUs are earned, they are subject to an additional two-year vesting schedule (e.g., PRSUs granted in 2022, will be earned in early 2023 based on 2022 performance and will vest on May 1, 2025, subject to continued employment). Dividends declared after units are earned are accrued and converted into additional shares of stock at the end of the vesting period.

- RSUs represent the right to receive a number of shares of our common stock that vest one-third each year over a three year vesting schedule. Dividends declared are accrued and converted into additional shares of stock with each of the three vesting periods. These grants align executive performance and achievement with shareholder interests.

The sizes of grants to individual named executive officers were subjectively determined by considering the following factors:

- Competitive market data, defined by the competitive award levels summarized in the annual executive compensation study;

- The officer's responsibility level;

- The officer's specific function within the overall organizational structure;

- The Company's profitability, including consideration of the compensation cost associated with the awards; and

- The number and amount of awards currently held by the executive officer (we continue to review this as part of our administration of stock ownership guidelines discussed below).

Following its review of the above factors, the Committee increased grant sizes for some executives in 2022 relative to prior years to increase competitiveness. Grants in 2022 were weighted approximately 67% PRSUs and 33% RSUs. As discussed above, the Committee plans to introduce a 3-year performance period for the PRSUs for the 2023 LTI program.

All NEOs earned 134% of their PRSUs in 2022, based on the Company's 2022 actual Adjusted EBITDA of $1,999,329,000, which represented 107% of the Company's Adjusted EBITDA goal of $1,873,767,000.

Please refer to the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End" tables and the related footnotes for additional information about long-term stock awards.

Kaman Incentive Program

Following the acquisition of Kaman Distribution Group through our wholly-owned subsidiary, Motion Industries, in January 2022, we implemented a one-time Synergy Capture Incentive Program for select leaders in Motion, including Mr. Breaux, designed to reward achievements that exceeded our internal and external commitments in connection with the acquisition and to drive enhanced shareholder value. The program provided for payouts over a 2-year period based on Adjusted EBITDA goals for Motion that required exceeding the targets established in connection with the acquisition, with payouts up to a maximum 150% of target for further out performance. For Mr. Breaux, the program provided a target award opportunity of 1.85 times his 2021 base salary. Based on 2022 performance, the participants received a payout of 50% of the maximum award. Any additional payout will be determined based on 2023 performance.

Change in Control Arrangements

Severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, the Company has entered into change in control agreements with each of the named executive officers. Information regarding these agreements and the benefits they provide is included in the "Post Termination Payments and Benefits" section of this Proxy Statement.

The Compensation, Nominating and Governance Committee evaluates the level of severance benefits to each officer on a case-by-case basis, and in general, we consider these severance protections to be an important part of our executives' compensation and consistent with competitive practices.

The potential occurrence of a change in control transaction would create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage our senior executive officers to remain employed with the Company during an important time when their prospects for continued employment are often uncertain, we provide our executive officers with severance benefits if the executive's employment is terminated by the Company without "cause" or by the executive for "good reason" in connection with a change in control. Because a termination by the executive for good reason may be conceptually the same as a termination by the Company without cause, and because in the context of a change in control, potential acquirers would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance, it is appropriate to provide severance benefits in these circumstances.

The change in control agreements do not provide for any tax gross-ups with respect to excise taxes under Internal Revenue Code Section 4999 that may be due on such payments.

Factors Considered in Decisions to Materially Increase or Decrease Compensation

Market data, individual performance, retention needs, and internal pay equity have been the primary factors considered in decisions to adjust compensation materially. We do not target any particular weight for base salary, annual bonus and long-term incentive as a percent of total direct compensation. We tend to follow market practice in allocating between the various forms of compensation, but with greater emphasis on performance-based incentive bonus opportunities because doing so results in pay opportunity that is heavily performance-based, as shown below, and results in compensation that is directly aligned with Company performance, is market-competitive, and allows us to attract and retain competent executives.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for the named executive officers identified above and for other key executives designated by the Compensation, Nominating and Governance Committee. The ownership guidelines are reviewed at least annually by the Compensation, Nominating and Governance Committee, which also has the authority to evaluate whether exceptions should be made for any executive on whom the guidelines would impose a financial hardship. The current guidelines as determined by the Committee include: (i) CEO — ownership equal to seven times prior year's salary; (ii) Named Executive Officers — ownership equal to three times prior year's salary; and (iii) Corporate Senior Vice Presidents and Subsidiary Presidents — ownership equal to one times the prior year's salary.

The covered executives have a period of five years in which to satisfy the guidelines from the date of appointment to a qualifying position. Shares counted toward this requirement will be based on shares beneficially owned by such executive (as beneficial ownership is defined by the SEC's rules and regulations) including PRSUs, but excluding unexercised options and measured against the average year-end stock price for the preceding three fiscal years. The guidelines also call for the covered executive to retain 50% of the net shares obtained through the exercise of options or when a restricted stock award vests for at least six months. The covered executives are encouraged to retain stock ownership per the guidelines for a period of six months following their date of retirement. As of December 31, 2022, each of our executives is currently in compliance with the requirements established in these guidelines.

Clawback Provisions

The Company has clawback provisions in its Annual Incentive Plan and its Long-Term Incentive program. If at any time after payment of an executive's bonus or after performance units are earned, the Company and its auditors determine that it was calculated on financial results that subsequently were restated or were otherwise based on incorrect data, the executive may be required to repay or relinquish the unearned portion to the Company upon notice from the Company. Outside of the U.S., clawback provisions are subject to local law.

Impact of Accounting and Tax Treatments of Compensation

The accounting and tax treatment of compensation generally has not been a material factor in determining the amounts of compensation for our executive officers. However, the Committee and management have considered the accounting and tax impact of various program designs to balance the potential cost to the Company with the benefit/value to the executive.

Code 162(m) places a limit of $1 million on the amount of compensation that a company may deduct in any year with respect to certain executive officers. It is the Committee's intent to maximize deductibility of executive compensation while retaining discretion needed to compensate executives in a manner commensurate with performance and the competitive landscape for executive talent.

Role of Executive Officers in Determining Compensation

Our Chairman and Chief Executive Officer recommends to the Compensation, Nominating, and Governance Committee base salary, target bonus levels, actual bonus payouts and long-term incentive grants for our senior officer group. Mr. Donahue makes these recommendations to the Committee based on input from the Company's President and Chief Operating Officer, Executive Vice President and Chief Human Resources Officer, and our business unit leaders, as well as market data and analysis provided by our independent compensation consultant and qualitative judgments regarding individual performance. Mr. Donahue is not involved with any aspect of determining his own compensation.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE REPORT

The Compensation, Nominating, and Governance Committee during 2022 was composed of five directors who were independent of the Company and management as required by the NYSE corporate governance listing standards and by SEC rules. As of January 1, 2023, Russ Hardin transitioned off of the Committee and joined the newly formed Nominating and ESG Committee.

The Compensation, Nominating and Governance Committee oversees the compensation programs of the Company on behalf of the Board. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in thi proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Members of the Compensation, Nominating and Governance Committee:

John D. Johns (Chair)
P. Russell Hardin
John R. Holder
Donna W. Hyland
E. Jenner Wood

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

2022 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2][5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Paul D. Donahue Chairman & Chief Executive Officer	2022 2021 2020	1,236,250 1,210,000 1,125,000	6,000,061 5,600,018 2,999,937	2,917,910 2,910,050 1,531,095	— 1,836,853 2,710,577	222,468 253,783 156,999	10,376,689 11,810,704 8,523,608
William P. Stengel President & Chief Operating Officer	2022 2021	782,250 755,750	2,000,020 1,999,988	1,319,170 1,415,250	249,239 N/A	15,250 14,500	4,365,929 4,185,488
Bert Nappier [6][7] Executive Vice President & Chief Financial Officer	2022	565,625	4,150,050	960,500	N/A	5,906	5,682,081
Carol B. Yancey [6] Executive Vice President & Chief Financial Officer	2022 2021 2020	568,258 753,750 673,750	— 1,599,914 999,955	477,111 1,265,400 643,878	— 447,117 1,182,439	15,250 14,500 14,250	1,060,619 4,080,681 3,514,272
Kevin E. Herron President — U.S. Automotive Parts Group	2022 2021 2020	582,750 527,000 491,250	999,945 750,012 514,975	639,486 754,883 307,563	— 294,444 788,017	15,250 14,500 14,250	2,237,431 2,340,839 2,116,055
Randall P. Breaux President — Motion Industries	2022 2021 2020	571,750 483,375 448,125	999,945 750,012 449,987	1,670,000 724,413 239,012	— 166,514 514,123	15,250 14,500 14,250	3,256,945 2,138,814 1,665,497

(1) Represents the aggregate grant date fair value of awards determined in accordance with FASB ASC Topic 718. Grant date fair value for restricted stock units ("RSUs") reflected in the Stock Awards column is based on the grant date fair value of the underlying shares. Grant date fair value for performance-based restricted stock units ("PRSUs") reflected in the Stock Awards column is based on the grant date fair value of the underlying shares and the probable outcome of performance-based vesting conditions, excluding the effect of estimated forfeitures.

(2) Reflects the value of cash incentive bonuses earned under our Annual Incentive Plan.

(3) There was a decrease in 2022 in the actuarial present value of the accumulative benefit under the Pension Plan of $48,662, $243,445 and $190,562 for Mr. Donahue, Ms. Yancey, and Mr. Herron, respectively. Additionally, in 2022, there was a decrease in the actuarial present value of the accumulated benefit under the Supplemental Retirement Plan of $1,315,541, $676,891, $50,718, and $108,684 for Mr. Donahue, Ms. Yancey, Mr. Herron, and Mr. Breaux, respectively. As a result of these decreases, a change of $0 is reported in this column in accordance with SEC rules. For Mr. Stengel, the amount reflects the increase during 2022 in the actuarial present value of his accumulated benefit under the Supplemental Retirement Plan.

(4) Amounts reflected in this column for 2022 include 401(k) matching contributions in the amount of $15,250 for each named executive officer, except for Mr. Nappier. Mr. Nappier's 401(k) matching contribution was $5,906. The amount shown for Mr. Donahue also includes his personal use of the company aircraft ($199,756) and club membership dues ($7,463). The incremental cost to the Company of the personal use of company aircraft is calculated based on the average variable operating costs to the Company. Variable operating costs include fuel costs, mileage, maintenance, crew travel expenses, catering and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of miles the Company aircraft flew to derive an average variable cost per mile. This average variable cost per mile is then multiplied by the miles flown for personal use to derive the incremental cost. The fixed costs that do not change based on usage, such as pilot salaries, the lease costs of the company aircraft, hangar expense for the home hangar, and general taxes and insurance are excluded from the incremental cost calculation. When Company aircraft is being used for mixed business and personal use, only the incremental cost of the personal use is included, such as on-board catering or other charges attributable to an extra passenger traveling for personal reasons on an aircraft being primarily used for a business trip.

(5) Amounts reflected in this column for 2022 includes a one-time cash incentive bonus to Mr. Breaux of $675,500 related to the Kaman Incentive Program. Additional information regarding the design of the Kaman Incentive Program is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

(6) Ms. Yancey retired as Executive Vice President and Chief Financial Officer effective May 2, 2022. Mr. Nappier joined the Company in February 2022 and became Executive Vice President and Chief Financial Officer effective May 2, 2022.

(7) Mr. Nappier was awarded a one-time equity grant as of February 28, 2022. The grant date fair value of this grant was $2,500,004 and this amount is reflected in the Stock Awards column.

2022 GRANTS OF PLAN-BASED AWARDS

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Paul D. Donahue			705,915	1,743,000	3,398,850					
	3/22/2022	5/2/2022				7,702	30,807	46,211		4,020,005
	3/22/2022	5/2/2022							15,174	1,980,055
William P. Stengel			319,140	788,000	1,536,600					
	3/22/2022	5/2/2022				2,567	10,269	15,404		1,340,002
	3/22/2022	5/2/2022							5,058	660,018
Bert Nappier			232,369	573,750	1,118,813					
	2/14/2022	2/28/2022							20,465	2,500,004
	3/22/2022	5/2/2022				2,118	8,472	12,708		1,105,511
	3/22/2022	5/2/2022							4,173	544,535
Carol B. Yancey			115,425	285,000	555,750					
Kevin E. Herron			181,050	510,000	994,500					
	3/22/2022	5/2/2022				1,284	5,134	7,701		669,936
	3/22/2022	5/2/2022							2,529	330,009
Randall P. Breaux			181,050	510,000	994,500					
			—	901,000[5]	1,351,000[5]					
	3/22/2022	5/2/2022				1,284	5,134	7,701		669,936
	3/22/2022	5/2/2022							2,529	330,009

(1) Represents threshold, target and maximum payout levels under the Annual Incentive Plan for 2022 performance. The actual amount of incentive bonus earned by each named executive officer is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information regarding the design of the Annual Incentive Plan is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

(2) Represents threshold, target and maximum number of PRSUs to be earned on December 31, 2022 based on the Company's achievement of Adjusted EBITDA goals. If the Company achieves 100% or greater of its 2022 Adjusted EBITDA goal, 100% of the PRSUs will be earned. If the Company achieves 110% of the Adjusted EBITDA goal, 150% of the PRSUs will be earned. If the Company achieves at least 85% of its 2022 Adjusted EBITDA goal, 25% of the PRSUs will be earned. If the Company achieves less than 85% of its 2022 Adjusted EBITDA goal, then no PRSUs will be earned. Each PRSU that is earned represents a contingent right to receive one share of Company common stock in the future. PRSUs earned for the 2022 fiscal year will vest and be settled in shares of common stock on May 2, 2025 (or earlier upon change in control of the Company) provided the executive is still employed by the Company, subject to earlier vesting in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. Dividends paid on the Company's common stock after the PRSUs are earned will accrue with respect to the PRSUs and will convert into additional shares of stock at the end of the vesting period. Additional information regarding the PRSUs and the Company's Long-Term Incentive program is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

(3) Reflects RSUs that represent a contingent right to receive one share of Company common stock in the future. The RSUs have a three year graded vesting schedule with one third vesting on each anniversary of the grant date and will be settled in shares of common stock on May 2, 2023, May 2, 2024 and May 2, 2025 (or earlier upon a change in control of the Company) provided the executive is still employed by the Company, subject to earlier vesting in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. Dividends paid on the Company's common stock will accrue and will convert into additional shares of stock at the end of the vesting period. Additional information regarding the RSUs and the Company's Long-Term Incentive program is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

(4) Represents the grant date fair value of the award determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the grant date fair value of the underlying shares. Grant date fair value for the PRSUs is based on the grant date fair value of the underlying shares and the probable outcome of performance-based vesting conditions, excluding the effect of estimated forfeitures.

(5) Amounts target and maximum payouts related to the Kaman Incentive Program (there is no threshold payout) that may be earned over a two-year period. Additional information regarding the design of the Kaman Incentive Program is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

2022 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]
Paul D. Donahue					46,172[1]	8,011,348
					55,165[3]	9,571,676
					44,440[4]	7,710,850
	19,730	—	99.72	4/1/2026		
William P. Stengel					15,391[1]	2,670,449
					19,701[3]	3,418,355
					13,332[4]	2,313,236
Bert Nappier					12,689[1]	2,203,160
					20,723[2]	3,595,638
Carol B. Yancey					4,851[3]	841,632
					10,318[4]	1,790,357
Kevin E. Herron					7,695[1]	1,335,138
					7,389[3]	1,282,083
					7,629[4]	1,323,658
Randall P. Breaux					7,695[1]	1,335,138
					7,389[3]	1,282,083
					6,666[4]	1,156,618

(1) Includes PRSUs and RSUs (and accrued dividends) that were granted on May 2, 2022. The PRSUs vest on the third anniversary of the grant date, or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert into shares of stock on the earlier of (i) the third anniversary of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control. The RSUs have a three year graded vesting schedule with one third vesting on each anniversary of the grant date or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert into shares of stock on the earlier of (i) the anniversaries of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control.

(2) Includes RSUs (and accrued dividends) that were granted on February 28, 2022, and vest on the third anniversary of the grant date, or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert to shares of stock on the earlier of (i) the third anniversary of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control.

(3) Includes PRSUs and RSUs (and accrued dividends) that were granted on May 3, 2021. The PRSUs vest on the third anniversary of the grant date, or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert into shares of stock on the earlier of (i) the third anniversary of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control. The RSUs have a three year graded vesting schedule with one third vesting on each anniversary of the grant date or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert into shares of stock on the earlier of (i) the anniversaries of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control.

(4) Includes RSUs (and accrued dividends) that were granted on May 1, 2020, and vest on the third anniversary of the grant date or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert to shares of stock on the earlier of (i) the third anniversary of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control.

(5) Reflects the value as calculated based on the closing price of the Company's common stock on December 30, 2022 of $173.51 per share.

2022 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Awards Exercised(#)	Value Realized on Exercise ($)[1]	Number of Awards Earned (#)	Value Realized on Vesting ($)[2]
Paul D. Donahue	15,780	1,366,627	35,093	4,580,296
William P. Stengel	—	—	1,774	232,633
Bert Nappier	—	—	—	—
Carol B. Yancey	10,985	324,854	11,460	1,495,683
Kevin E. Herron	4,625	176,166	5,688	742,346
Randall P. Breaux	3,055	240,222	5,184	676,605

(1) Value realized represents the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.

(2) Value realized represents the fair market value of the shares on the vesting date and includes dividends paid on the Company's common stock that have accrued over the vesting period and have converted into additional shares of stock on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2022 about the common stock that may be issued under all of the Company's existing equity compensation plans:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Shareholders:	113,596[2]	$88.33[5]	—
	1,297,250[3]	$95.06	6,926,578[6]
Equity Compensation Plans Not Approved by Shareholders:	135,443[4]	n/a	864,557
Total	1,546,289	$ 0.00	7,791,135

(1) Reflects the maximum number of shares issuable pursuant to the exercise or conversion of stock options, stock appreciation rights, restricted stock units and common stock equivalents. The actual number of shares issued upon exercise of stock appreciation rights is calculated based on the excess of fair market value of our common stock on date of exercise and the grant price of the stock appreciation rights.

(2) Genuine Parts Company 2006 Long-Term Incentive Plan.

(3) Genuine Parts Company 2015 Incentive Plan.

(4) Genuine Parts Company Director's Deferred Compensation Plan, as amended.

(5) The weighted average exercise price of outstanding options, warrants and rights is calculated based solely on the exercise price of outstanding options and does not take into account outstanding restricted stock units, which have no exercise price.

(6) All of these shares are available for issuance pursuant to grants of full-value stock awards.

2022 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Paul D. Donahue	Pension Plan	5.83	349,274	—
	Supplemental Retirement Plan	19.83	10,552,204	—
William P. Stengel	Pension Plan	N/A	N/A	N/A
	Supplemental Retirement Plan	3.17	249,239	—
Bert Nappier	Pension Plan	N/A	N/A	N/A
	Supplemental Retirement Plan	N/A	N/A	N/A
Carol B. Yancey	Pension Plan	17.67	424,059	17,048
	Supplemental Retirement Plan	30.67	4,390,810	304,281
Kevin E. Herron	Pension Plan	19.42	472,907	—
	Supplemental Retirement Plan	33.42	2,363,015	—
Randall P. Breaux	Pension Plan	N/A	N/A	N/A
	Supplemental Retirement Plan	11.58	1,654,553	—

The Pension Benefit Table provides information regarding the number of years of credited service, the present value of accumulated benefits, and any payments made during the last fiscal year with respect to the Genuine Parts Company Pension Plan (the "Pension Plan") and the Genuine Parts Company Supplemental Retirement Plan (the "SRP").

The Pension Plan is a broad-based, tax-qualified defined benefit pension plan which provides a benefit upon retirement to eligible employees of the Company. It was amended effective March 1, 2008, to provide that employees hired on or after that date are not eligible to participate in the plan, and there are no new entrants to the Pension Plan after December 31, 2009. In general, all employees hired prior to March 1, 2008, except leased employees, independent contractors and certain collectively-bargained employees are eligible to participate.

Effective December 31, 2013, the Pension Plan was further amended to freeze future benefit accruals for all participants, and all active participants with at least one hour of service after December 31, 2013 were fully vested in their accrued benefits as of that date. No further benefit accruals will be provided after 2013 for either additional credited service or future earnings. All benefits are frozen as of December 31, 2013, for all purposes including disability, termination and retirement.

The Pension Plan offers a life annuity option, 50%, 75%, and 100% joint and survivor options, and a 10-year certain and life annuity option. The Pension Plan was amended in 2016 to include an ongoing lump sum option for future terminations and retirements if the present value of benefits is $75,000 or less. The payout option must be elected by the participant before benefit payments begin. All options available under the Pension Plan are approximately equal in value. The Pension Plan offers early retirement benefits to participants who retire after attaining age 55 and completing 15 years of service. Early retirement benefits are reduced 0.5% for each month benefit commencement precedes normal retirement age (age 65 with five years of participation).

Normal or early retirement benefits payable from the Pension Plan are the greater of two benefits. The first benefit is a percentage of the participant's average earnings less 50% of their estimated Social Security benefit. The applicable percentage is based on years of credited service and increases by 0.5% per year of credited service from 40% at 15 years of service to 55% at 45 or more years of service. The second benefit is 30% of the participant's average earnings. Only the second benefit is available to participants with less than 15 years of credited service. For such individuals, 30% of the participant's average earnings is multiplied by a fraction with the numerator equal to credited service (not to exceed 180 months) and the denominator equal to 180.

Delayed retirement benefits payable from the Pension Plan are the greater of two benefits. The first benefit is the retirement benefit determined based on the participant's average earnings and credited service at their delayed retirement date. The second benefit is the normal retirement benefit actuarially increased from the participant's normal retirement date to the delayed retirement date based on the attained age at each date. As of December 31, 2022, Mr. Donahue is the only NEO eligible for delayed retirement benefits, and as of this date his benefit is based on the average earnings and credited service at his delayed retirement date.

Termination benefits are calculated in the same manner as normal retirement benefits, except that (a) the benefit is calculated based on projected credited service at normal retirement date and then (b) the benefit is reduced by multiplying it by a service fraction equal to the ratio of credited services at termination to projected credited service at normal retirement date. Projected credited service at normal retirement date is determined as if the participant had continued in employment until their normal retirement date. For the Pension Plan, credited service at termination is based on service frozen as of December 31, 2008.

In the event of a change in control if the participant terminates employment within five years following the change in control, the participant may elect to receive an immediate lump sum distribution of the accrued benefit.

The standard death benefit in the Pension Plan provides a 50% survivor annuity payable to a participant's spouse upon death prior to retirement. The Death Benefit Plan was merged into the Pension Plan in 2017 and a surviving spouse may instead elect to receive this alternative death benefit based on different provisions and payment form.

The SRP is a nonqualified defined benefit pension plan which covers pay and benefits above the qualified pay limits. The provisions of the SRP are generally the same as those of the Pension Plan, except benefits are payable only for retirement, disability, death, or change in control, SRP earnings include deferred compensation and credited service in the SRP is not frozen.

The plan provides full vesting and an immediate lump sum payment if a participant dies, and full vesting of SRP benefits in the event the plan is terminated, the participant becomes disabled, or there is a change in control. In addition, if a SRP participant's credited service was frozen in the Pension Plan as amended effective December 31, 2008, an additional offset is applied to the benefits otherwise accrued under the SRP.

Effective December 31, 2013 SRP benefits will continue to reflect an offset for Pension Plan benefits determined as if the Pension Plan were not frozen on December 31, 2013.

Mr. Donahue and Mr. Herron's SRP benefits are calculated under a revised benefit formula which applies to participants who entered the plan prior to January 1, 2009, and whose credited service was frozen in the Pension Plan as of December 31, 2008. The revised benefit formula is based on all years of credited service and earnings and cannot be less than the accrued SRP benefit as of December 31, 2013. The revised formula is a percentage of the participant's average earnings less 50% of their Social Security benefit. The applicable percentage is based on years of credited service and increases by 0.5% per year of credited service from 30% at 15 years of service to 45% at 45 or more years of service. For participants with less than 15 years of projected credited service at normal retirement, the applicable percentage is equal to 30% multiplied by a fraction with the numerator equal to credited service (not to exceed 180 months) and the denominator equal to 180. Under the revised SRP benefit formula, there is an offset for the frozen Pension Plan benefit, but no other offsets apply.

Mr. Breaux and Mr. Stengel's SRP benefits are calculated based on the benefit formula for participants who entered the SRP on or after January 1, 2009. This formula is identical to benefit formula for non-grandfathered participants who entered the plan prior to January 1, 2009 except that it does not provide a minim benefit as of December 31, 2013.

In the SRP a participant becomes vested and early retirement benefit payments are available after attaining age 55 and completing 10 years of service or age 60 and completing 5 years of service if earlier; and benefits are reduced 4% per year prior to Normal Retirement Date. In the event of a participant's death while in active service, the survivor benefit provided by the plan is 100% of the lump sum present value of the participant's accrued benefit as of the date of death.

SRP Benefits are paid from Company assets, and for participants who entered the plan prior to January 1, 2009, they are grossed-up for FICA taxes. Named executive eligible for a FICA tax gross-up are Mr. Donahue and Mr. Herron. For Ms. Yancey, the actual FICA tax gross-up amount from GPC is included in the Exhibit 1. Executives sign a joinder agreement to become participants in the SRP and select their form of benefit payment in the agreement. SRP participants may change their payment form elections at any time prior to benefit commencement.

Amounts reported in Exhibit 1 and Exhibit 2 as the actuarial present value of accumulated benefits under the Pension Plan and the SRP are calculated using the interest and mortality assumptions reported in the Company's financial statement disclosures for year-end, and are assumed to be payable immediately for Mr. Donahue and at age 65 for all Mr. Breaux, Mr. Herron, and Mr. Stengel. SRP benefits have been increased by 2.35% as of December 31, 2022, to account for estimated FICA tax gross-ups for applicable NEOs (but not for any income tax impact on such gross-ups). Ms. Yancey commenced payment of her Pension and SRP benefits effective June 1, 2022. The present value of future payments due to her as of December 31, 2022 are shown in Exhibit 1.

2022 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Paul D. Donahue	—	—	(63,835)	—	353,095
William P. Stengel	—	—	—	—	—
Bert Nappier	—	—	—	—	—
Carol B. Yancey	—	—	(71,716)	(95,721)	373,014
Kevin E. Herron	—	—	(17,332)	—	241,755
Randall P. Breaux	—	—	(156,085)	—	1,038,974

(1) Reflects amounts earned in 2022 on account balances under the Company's Tax Deferred Savings Plan.

(2) Includes the following amounts of contributions to the Company's Tax Deferred Savings Plan by the named executive officers that were previously reported as compensation to the named executive officers in the Company's Summary Compensation Table for previous years: Mr. Donahue, $169,723; Ms. Yancey, $90,000; Mr. Herron, $24,373 Mr. Breaux, $323,002.

The Genuine Parts Company Tax Deferred Savings Plan is a nonqualified deferred compensation plan pursuant to which the named executive officers may elect to defer up to 100% of their annual incentive bonus. Deferral elections are due by June 30 of each year and are irrevocable. These deferral elections are for the bonus earned during that year, which would otherwise be payable in February of the following year. The Plan allows executives to defer up to 100% of their annual salary. Deferrals are held for each participant in separate individual accounts in an irrevocable rabbi trust. Deferred amounts are credited with earnings or losses based on the rate of return of mutual funds selected by the executive, which the executive may change at any time. Payment begins on the first day of the seventh month following the executive's termination of service. The executive must also make an irrevocable election regarding payment terms, which may be either a lump sum, or installments of five (5), ten (10), or fifteen (15) years. Hardship withdrawals are available for unforeseeable emergency financial hardship situations. If a participant dies before receiving the full value of the deferral account balances, the designated beneficiary would receive the remainder of that benefit in the same payment form as originally specified (i.e., lump sum or installments). All accounts would be immediately distributed upon a change in control of the Company.

POST TERMINATION PAYMENTS AND BENEFITS

Benefits to Named Executive Officers in the Event of a Change in Control. The Company does not have employment agreements with any of its executive officers. The Company has entered into change in control agreements with certain executive officers, including the named executive officers. These agreements provide severance payments and benefits to the executive if his employment is terminated within two years after a change in control of the Company, if the change in control occurs during the term of the agreement. The change in control agreements have a three year term with automatic annual extensions unless either party gives notice of non-renewal.

Under each of the change in control agreements, if the executive is terminated by the Company without cause or the executive resigns for good reason (as such terms are defined in the agreement), within two years after a change in control, he or she will receive a pro rata bonus for the year of termination, plus a lump sum severance payment equal to two times the executive's then-current annual salary and the average of the annual bonuses he or she received in the three years prior to the year of termination. In addition, the Company will continue to provide the executive with group health coverage for a period of 24 months.

If the executive's employment is terminated by the Company for cause or he resigns without good reason, the agreement will terminate without further obligation of the Company other than the payment of any accrued but unpaid salary or benefits. In the case of death, disability or retirement, the executive, or his estate, would be entitled to payment of any accrued but unpaid salary or benefits, plus a pro rata bonus for the year in which the termination occurred.

The change in control agreements do not provide for tax gross-ups with respect to the 20% excise tax that may be imposed under Section 4999 of the Internal Revenue Code on individuals who receive compensation in connection with a change in control that exceeds certain specified limits. The change in control agreements provide that in the event the executive would be subject to a 20% excise tax under Section 4999, the payments and benefits to the executive would be reduced to the maximum amount that does not trigger the excise tax unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes. The change in control agreements also contain confidentiality obligations that the executive must comply with following termination.

Summary of Termination Payments and Benefits.   The following tables summarize the value of the termination payments and benefits that our named executive officers would receive if they had terminated employment on December 31, 2022 under the circumstances shown. The tables exclude (i) amounts accrued through December 31, 2022 that would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual bonus for 2022 and (ii) vested account balances under our 401(k) Savings Plan, which is a 401(k) plan that is generally available to all of our salaried employees. Ms Yancey retired from the company effective May 31, 2022, and accordingly, the amounts in her table reflect the actual benefits she received in connection with her retirement.

Paul D. Donahue

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	7,378,537
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	25,293,874	25,293,874	—	25,293,874
Retirement Benefits					
Pension Plan[3]	28,697	14,484	28,967	28,967	28,967[4]
Supplemental Retirement Plan[5]	880,296	11,218,259	880,296	880,296	13,423,466[6]
Tax-Deferred Savings Plan[7]	353,095	353,095	353,095	353,095	353,095
Other Benefits					
Health & Welfare	—	—	—	—	26,256[8]
Estimated 280G Tax"Cut-Back" to Avoid Excise Tax					(2,083,749)[9]
Total	1,262,088	36,879,712	26,556,232	1,262,358	44,420,446

(1)   Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2)   Reflects the fair market value as of December 31, 2022 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3)   Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable on January 1, 2023. The surviving spouse may elect to waive the standard pre-retirement death benefit from the Pension Plan and elect to receive an alternative death benefit available with different forms of payment.

(4)   Mr. Donahue may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Donahue if he terminated December 31, 2022 following a change in control is $483,790.

(5)   Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the single life annuity option elected by Mr. Donahue with payment beginning January 1, 2023. The death benefit shown is payable as a lump sum to Mr. Donahue's beneficiary in the event of his death. The lump sum death benefit is

calculated as 100% of the present value of the single life annuity payable on January 1, 2023. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to early retirement benefits and are payable on January 1, 2023. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $241,174 upon retirement.

(6) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $308,209. (The tax gross-up is only available to individuals who were participating in the SRP prior to the January 1, 2009 freezing of the plan.)

(7) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(8) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

(9) The change in control agreement provides that in the event the executive would be subject to a 20% excise tax under Section 4999 of the Internal Revenue Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the payments and benefits will be reduced to the maximum amount that does not trigger the excise tax, unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

William P. Stengel

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	3,668,164[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	8,402,040	8,402,040	—	8,402,040
Retirement Benefits					
Supplemental Retirement Plan[3]	—	297,084	52,992	—	496,947[4]
Other Benefits					
Health & Welfare[5]	—	—	—	—	35,640
Total		8,699,124	8,455,032	0	12,602,791

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2022 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) The Supplemental Retirement Plan provides for 100% vesting upon death, disability or the occurrence of a change in control. No benefits are payable if termination occurs for other reasons prior to eligibility for early retirement (at least age 55 with at least 10 years of service or 60 age4 with at least 5 years of service). The death benefit shown is payable as a lump sum to Mr. Stengel's beneficiary in the event of his death. The immediate lump sum death benefit is calculated as 100% of the present value of the single life annuity payable to Mr. Stengel deferred to age 65. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to the benefit accrued under the plan as of December 31, 2022, and payable at age 65 under his 50% joint and survivor annuity option election.

(4) An immediate lump sum distribution of benefits is required in the event of termination following a change in control.

(5) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

Bert Nappier

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	3,052,250[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	5798798	5,798,798	5,798,798	—	5,798,798
Other Benefits					
Health & Welfare[3]	—	—	—	—	35,640
Total	5,798,798	5,798,798	5,798,798	0	8,886,688

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2022 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

Carol B. Yancey

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	—
Retirement Benefits					
Pension Plan[1]	29,225	—		—	
Supplemental Retirement Plan[2]	290,765				—
Tax-Deferred Savings Plan[3]	373,014	—	—	—	—
Other Benefits					
Health & Welfare	—	—	—	—	—
Total	693,004				

(1) Ms. Yancey retired from employment with Genuine Parts Company on June 1, 2022, and elected a 100% joint and survivor option for her Pension Plan and Supplemental Retirement Plan benefits.

(2) An immediate lump sum distribution of the remaining value of benefits is required for previously terminated participants who are in receipt of Supplemental Retirement Plan benefits following a change in control.

(3) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

Kevin E. Herron

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	2,300,121[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	3,940,879	3,940,879	—	3,940,879
Retirement Benefits					
Pension Plan[3]	35,624	295,733	35,624	35,624	35,624[4]
Supplemental Retirement Plan[5]	201,446	3,232,900	201,446	201,446	3,996,690[6]
Tax Deferred Savings Plan[7]	241,755	241,755	241,755	241,755	241,755
Other Benefits					
Health & Welfare	—	—	—	—	35,640[8]
Estimated 280G Tax "Cut-Back" to Avoid Excise Tax					(851,754)[9]
Total	478,825	7,711,267	4,419,704	478,825	9,698,955

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2022 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable on January 1, 2023. The surviving spouse may elect to waive the standard pre-retirement death benefit from the Pension Plan and elect to receive an alternative death benefit available with different forms of payment. For Mr. Herron, the value of this alternative death benefit is larger than the standard benefit, therefore the present value of this alternative benefit has been shown above.

(4) Mr. Herron may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Herron if he terminated December 31, 2022 following a change in control is $733,186.

(5) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the 50% joint and survivor annuity option elected by Mr. Herron with payment beginning January 1, 2023. The death benefit shown is payable as a lump sum to Mr. Herron's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2023. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $67,308 upon retirement.

(6) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $91,766.

(7) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(8) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

(9) The change in control agreement provides that in the event the executive would be subject to a 20% excise tax under Section 4999 of the Internal Revenue Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the payments and benefits will be reduced to the maximum amount that does not trigger the excise tax, unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

Randall P. Breaux

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	2,899,117[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	3,773,839	3,773,839	—	3,773,839
Retirement Benefits					
Supplemental Retirement Plan[3]	126,836	2,139,206	126,836	126,836	2,573,192[4]
Tax Deferred Savings Plan[5]	1,038,974	1,038,974	1,038,974	1,038,974	1,038,974
Other Benefits					
Health & Welfare	—	—	—	—	11,928[6]
Total	1,165,810	6,952,019	4,939,649	1,165,810	10,297,050

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2022 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) The Supplemental Retirement Plan benefits shown for all termination scenarios (except death an involuntary termination following a change in control) assume payment under the 100% joint and survivor annuity option elected by Mr. Breaux with payment beginning January 1, 2023. The death benefit shown is payable as a lump sum to Mr. Breaux's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2023. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to early retirement benefits and are payable on January 1, 2023. The Supplemental Retirement Plan annuity benefits for Post-2010 participants do not qualify for FICA tax gross-ups paid by the Company.

(4) An immediate lump sum distribution of benefits is required in the event of termination following a change in control.

(5) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(6) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

2022 CEO PAY RATIO

As required by item 402(u) of Regulation S-K, the Compensation, Nominating, and Governance Committee reviewed a comparison of our CEO's annual total compensation in fiscal year 2022 to that of our median employee, which we identified in 2020. We identified our median employee in 2020 by examining 2020 Box 1 W-2 and foreign equivalent taxable income amounts for all individuals, excluding our CEO, who were employed by us on December 31, 2020, whether on a full-time, part-time, or seasonal basis. As permitted by disclosure rules, we omitted approximately 600 employees that were added to the Company through acquisitions during 2020. We did not annualize the compensation for any full-time employees that were not employed by us for all of 2020. We applied a foreign currency to U.S. dollar exchange rate to the compensation paid in foreign currency.

For 2022, we performed an analysis of our employee population, and we concluded that there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure. Accordingly, the disclosure rules allow us to use the same median employee for 2022; however, in 2021, the median employee identified in 2020 was promoted to a new position, a change in circumstances that we believed would significantly impact the pay ratio disclosure. As a result, and as permitted by the disclosure rules, in 2021, we used another employee whose compensation was substantially similar to the original median employee based on the compensation measure used to select the original median employee. In 2022, the 2021 median employee used is no longer employed by the Company, and accordingly, as permitted by the rules, we again chose another employee whose compensation was substantially similar to the 2021 median employee's compensation. After identifying the median employee for 2022, we calculated annual total compensation for such employee using the same methodology we use for our named executive officers as set forth in the 2022 Summary Compensation Table above.

For fiscal year 2022, the annual total compensation for our CEO was $10,376,689 as noted in the table above and for our median employee it was $43,046. The resulting ratio of our CEO's pay to the pay of our median employee for fiscal year 2022 is 241 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. The following table sets forth information regarding compensation for our principal executive officer and average compensation related to our other named executive officers versus our Company performance for the past three years.

| Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[2] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2,3] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($)[5] | Adjusted EBITDA ($)[5] |
					`Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[4]		
2022	10,372,331	15,942,192	3,319,272	4,141,054	177.86	125.91	1,182,701,000	1,999,329,000
2021	11,810,704	15,494,036	3,186,456	4,128,860	140.24	190.36	898,790,000	1,681,515,000
2020	8,523,608	6,337,923	2,215,555	1,653,862	97.81	171.86	163,395,000	1,377,723,000

(1) The dollar amounts reported in the column reflect the amounts of total compensation reported for Mr. Donahue for each corresponding year in the "Total" column of the Summary Compensation Table. Mr. Donahue was our principal executive officer for the years ended 2020, 2021 and 2022.

(2) The dollar amounts reported in the column reflect the average amounts of total compensation reported for our non-PEO NEOs for each corresponding year in the "Total" column of the Summary Compensation Table. In 2022, our other named executive officers included William Stengel, President, Bert Nappier, Executive Vice President and Chief Financial Officer, Carol Yancey, (Former) Executive Vice President and Chief Financial Officer, Kevin Herron President of the U.S. Automotive Group, and Randall Breaux, President of Motion Industries. Carol Yancey retired as Executive Vice President and Chief Financial Officer effective May 2, 2022. Bert Nappier joined the Company in February 2022 and became Executive Vice President and Chief Financial Officer effective May 2, 2022. In 2021, our other named executive officers included William Stengel, President, Carol Yancey, Executive Vice President and Chief Financial Officer, Kevin Herron President of the U.S. Automotive Group, and Randall Breaux, President of Motion Industries. In 2020, our other named executive officers included Carol Yancey, Executive Vice President and Chief Financial Officer, James Neill, Executive Vice President of Human Resources, Kevin Herron President of the U.S. Automotive Group, and Randall Breaux, President of Motion Industries.

Additional Information Regarding Executive Compensation

(3) Amounts are calculated in accordance with Item 402(v) and do not reflect actual amounts of compensation paid to the PEO and other Non-PEO NEOs. See table below for detail of amounts deducted and added to the Summary Compensation Table figure to calculate compensation actually paid.

	2022		2021		2020	
	PEO($)	Average of Non-PEO NEOs($)	PEO($)	Average of Non-PEO NEOs($)	PEO($)	Average of Non-PEO NEOs($)
Total Compensation as reported on Summary Compensation Table	10,372,331	3,319,272	11,810,704	3,186,456	8,523,608	2,215,555
Pension values reported in Summary Compensation Table	—	49,848	1,836,853	227,019	2,710,577	727,020
Fair value of stock awards reported in Summary Compensation Table	6,000,061	1,629,992	5,600,018	1,274,982	2,999,937	591,228
Pension value attributable to current year's service and any change in pension value attributable to plan amendments made in the current year	—	75,040	119,764	86,731	169,345	114,992
Fair value of equity compensation granted in current year — value at year-end	8,011,348	2,227,905	6,196,847	1,410,865	4,230,834	833,814
Dividends paid on unvested shares/share units	—	—	—	—	—	—
Change in fair value from end of prior fiscal to end of current fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	3,906,218	672,626	4,030,406	806,432	(417,368)	(88,503)
Change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during current fiscal year	(347,644)	(47,382)	773,186	140,377	(457,982)	(103,748)
Fair value of awards forfeited in current fiscal year determined at end of prior fiscal year	—	(426,567)	—	—	—	—
Compensation Actually Paid	15,942,192	4,141,054	15,494,036	4,128,860	6,337,923	1,653,862

(4) Total shareholder return assumes that $100 was invested on the measurement date in Genuine Parts Company common stock and the peer group as set forth below. The measurement date is established by the market close on the last trading day before the beginning of the Company's third preceding fiscal year. This shareholder return assumes reinvestment of all dividends. The peer group reflects the peer group composite index used in the Stock Performance Graph included in our Annual Report. In constructing this peer group, the Company used the shareholder returns of various publicly held companies (weighted in accordance with each company's stock market capitalization and including reinvestment of dividends) that compete with the Company in its two industry segments: automotive parts and industrial parts (each group of companies included in the peer group as competing with the Company in a separate industry segment). Included in the automotive parts peer group are those companies making up the Dow Jones U.S. Auto Parts Index (the Company is a member of such industry group, and its individual shareholder return was included when calculating the peer group results). Included in the industrial parts peer group are Applied Industrial Technologies, Inc., Fastenal Company, and W.W. Grainger, Inc. In determining the total peer group, each industry segment was weighted to reflect the Company's annual net sales in each industry segment.

(5) Dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(6) The Company has determined that adjusted EBITDA from continuing operations is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's named executive officers for the most recently completed fiscal year.

Financial Performance Measures

As described in detail in the "Compensation Discussion and Analysis," the Company's executive compensation program consists of several compensation elements reflecting the Company's pay-for-performance philosophy, including equity compensation which is directly tied to the returns experienced by our shareholders.

The most important financial performance measures used to link compensation actually paid to the Company's named executive officers with the Company's performance for 2022 are as follows:

- Adjusted EBITDA from continuing operations

- Total Shareholder Return

- Net Sales

- Working Capital

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation — Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Additional Information Regarding Executive Compensation

Compensation Actually Paid and Cumulative Total Share Return

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Donahue and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Donahue) is generally aligned with the Company's cumulative TSR and the cumulative TSR of our peer group. The alignment of compensation actually paid with the Company's cumulative TSR and the cumulative TSR of our peer group over the period presented is because a significant portion of the compensation actually paid to Mr. Donahue and to the other NEOs is comprised of equity awards. For more information regarding the Company's performance refer to "Executive Compensation — Compensation Discussion and Analysis."


CAP vs. TSR (2020 - 2022)
Compensation Actually Paid ($MM)
Total Shareholder Return
2019
2020
2021
2022
CAP to PEO
Avg. CAP to Other NEOs
Peer TSR
TSR

Compensation Actually Paid and Net Income

As demonstrated by the following table, the amount of compensation actually paid to Mr. Donahue and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Donahue) is generally aligned with the Company's net income over the three years presented in the table. While the Company does not use net income as a performance measure in the overall executive compensation program, the measure of net income is correlated with the measure Adjusted EBITDA, which the company does use for when setting goals in the Company's short-term incentive compensation program and the performance-based RSUs that are awarded to the NEOs.


CAP vs. Net Income (2020 - 2022)
Compensation Actually Paid ($MM)
Total Net Income ($MM)
2020
2021
2022
CAP to PEO
Avg. CAP to Other NEOs
Net Income

Compensation Actually Paid and Adjusted EBITDA

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Donahue and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Donahue) is generally aligned with the Company's Adjusted EBITDA over the three years presented in the table. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted EBITDA from continuing operations is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Adjusted EBITDA when setting goals in the Company's short-term incentive compensation program, as well as for setting goals for the performance-based RSUs that are awarded to the NEOs.


CAP vs. Adjusted EBITDA (2020 - 2022)
Compensation Actually Paid ($MM)
Total Adjusted EBITDA ($MM)
2020
2021
2022
CAP to PEO
Avg. CAP to Other NEOs
Adjusted EBITDA

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation, Nominating and Governance Committee for all of 2022: John D. Johns, P. Russell Hardin, John R. Holder, Donna W. Hyland, and E. Jenner Wood. None of such persons was an officer or employee of the Company during 2022 or at any time in the past. During 2022, none of the members of the Compensation, Nominating and Governance Committee had any relationship with the Company requiring disclosure under applicable rules of the SEC. None of our executive officers served as a member of the Board of Directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our Board of Directors or our Compensation, Nominating and Governance Committee.

COMPENSATION OF DIRECTORS

2022 Director Compensation

Compensation payable to the Company's non-employee directors is evaluated and determined by the Compensation, Nominating, and Governance Committee, with input from the Committee's compensation consultant, and is then approved by the Company's full Board of Directors. In 2022 non-employee directors of the Company were paid $22,500 per quarter ($90,000 annually) for service as director. The lead independent director additionally receives $35,000 annually, and Committee Chairs each receive $25,000 annually. All non-employee directors may elect to defer the receipt of director fees in accordance with the terms of the Company's Directors' Deferred Compensation Plan. In addition, non-employee directors may from time to time be granted restricted stock units pursuant to the provisions of the Genuine Parts Company 2015 Incentive Plan. On May 2, 2022, each non-employee director serving on such date was granted $185,035 in value of RSUs. Each RSU represents a fully vested right to receive one share of our common stock on May 2, 2027, or earlier upon a termination of service as a director by reason of death, disability or retirement, or upon a change in control of the Company.

Each non-employee director is required to own shares of Company common stock valued at five times his or her annual cash retainer for the prior fiscal year measured against the average stock price for the preceding three fiscal years. Directors will have five years from the date of election to the Board to attain such a level of ownership. Shares counted toward this requirement will be based on shares beneficially owned by such director (as defined by the SEC's rules and regulations) including restricted stock units and director deferred compensation shares but excluding any unexercised stock options or stock appreciation rights. As of December 31, 2022, each of our non-employee directors is currently in compliance with the requirements established in these guidelines.

Director Compensation



Additional Annual Cash Retainers:

- **$35,000**—Lead Director
- **$25,000**—Committee Chairs

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Elizabeth W. Camp	90,000	185,035	275,035
Richard Cox, Jr.	90,000	185,035	275,035
Gary P. Fayard	90,000	185,035	275,035
P. Russell Hardin	90,000	185,035	275,035
John R. Holder	90,000	185,035	275,035
Donna W. Hyland	90,000	185,035	275,035
John D. Johns	150,000	185,035	335,035
Jean-Jacques Lafont[2]	420,300	185,035	605,335
Robert C. Loudermilk, Jr.	90,000	185,035	275,035
Wendy B. Needham	115,000	185,035	300,035
Juliette W. Pryor	90,000	185,035	275,035
E. Jenner Wood	90,000	185,035	275,035

(1) Represents the aggregate grant date total fair value of stock awards determined in accordance with FASB ASC Topic 718. The awards reflected in this column consist of 1,418 RSUs granted to non-employee directors on May 2, 2022, the grant date fair value of which was $185,035 (based on the closing price of the Company's common stock on the grant date).

(2) Mr. Lafont is Executive Chairman of AAG, the Company's automotive business in Europe and receives a salary and long term incentives.

 

The aggregate number of RSUs held by each director as of December 31, 2022 was as follows:

Director	Number of RSUs
Elizabeth W. Camp	9,942
Richard Cox, Jr.	5,642
Gary P. Fayard	9,942
P. Russell Hardin	9,942
John R. Holder	9,942
Donna W. Hyland	9,942
John D. Johns	9,942
Jean-Jacques Lafont	7,428
Robert C. Loudermilk, Jr.	9,942
Wendy B. Needham	9,942
Juliette W. Pryor	2,962
E. Jenner Wood	9,942

TRANSACTIONS WITH RELATED PERSONS

The Company recognizes that transactions between the Company and any of its directors, executives or other related persons can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. Therefore, as a general matter and in accordance with the (1) the Code of Conduct for Employees, Officers, Contract and/or Temporary Workers and Directors of Genuine Parts Company and (2) the Genuine Parts Company Code of Conduct for Senior Financial Officers, it is the Company's preference to avoid such transactions. Nevertheless, the Company recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company. Therefore, the Company has adopted a formal policy which requires the Company's Compensation, Nominating and Governance Committee to provide review and oversight of any such transactions and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the Committee will review and provide oversight over any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000, and in which any of the Company's directors, executives or other related persons had, has or will have a direct or indirect material interest. After its review, the Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Committee determines in good faith. The policy is attached as Appendix A to the Company's Corporate Governance Guidelines, which are available on the Company's website at www.genpt.com. The Company has concluded that there are no material related person transactions or agreements that were entered into during the fiscal year ended December 31, 2022, and through the date of this proxy statement that would require disclosure under this policy. See also "Corporate Governance - Independent Directors" for a discussion regarding the Board's independence determination with respect to Mr. Richard Cox, Jr.

PROPOSAL 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers. At the 2022 Annual Meeting of Shareholders, approximately 90% of the shares present and entitled to vote were voted in support of the Company's executive compensation program. We plan to hold this vote annually, so our Board of Directors is again submitting a non-binding shareholder vote on our executive compensation as described in this proxy statement (commonly referred to as "say-on-pay"). The Company seeks your advisory vote and asks that you support the compensation of our named executive officers as disclosed in this proxy statement.

As discussed in the Compensation Discussion and Analysis, we have designed our executive compensation program to attract, retain and motivate the highest quality executive officers, directly link pay to our performance, and build value for our shareholders. Highlights of our 2022 executive compensation program, as described above in the Compensation Discussion and Analysis, are:

- **Pay for Performance**.   Our pay program has performance-based metrics, using multiple performance measures.

- **Competitive and Market-Based Pay Based on Performance**.   We evaluate the competitiveness of compensation relative to the size-adjusted 50th percentile of the market data, with actual pay dependent on Company and individual performance.

- **Long-Term Incentives Aligned with Shareholder Interests.**   Our 2022 Long-Term Incentive program is aligned with shareholder interests through a link to stock price and the use of PRSUs tied to Company performance.

- **Stock Ownership Requirements.**   Our stock ownership requirements for executives align the interests of the executives and shareholders.

- **Anti-Hedging & Anti-Pledging Policy**.   The Company prohibits hedging and pledging of Company stock by Executive Officers and Directors.

- **No Employment Contracts.**   No employment contracts with our named executive officers or guaranteed severance except in the case of double-trigger change in control agreements.

- **No Excise Tax-Gross Ups.**   Our double-trigger change in control agreements do not provide any excise tax gross-ups.

- **Clawback Provisions.**   Our Annual Incentive and Long-Term Incentive programs include clawback provisions.

- **Few perquisites.**

Our compensation is designed to reward executives when the Company achieves strong financial and operational results, and likewise to provide reduced pay when financial and operating results are not as strong. We believe the 2022 compensation of our named executive officers is reflective of and consistent with that intent.

This say-on-pay proposal gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

Accordingly, the Board invites you to review carefully the Compensation Discussion and Analysis and the tabular and other disclosures on compensation under "Executive Compensation" and cast a vote to approve the Company's executive compensation programs through the following resolution:

"Resolved, that the shareholders approve the compensation of the Company's named executive officers, including the Company's compensation practices and principles and their implementation, as discussed and disclosed in the Compensation Discussion and Analysis, the executive compensation tables, and any narrative compensation disclosure contained in this Proxy Statement."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation, Nominating and Governance Committee or the Board of Directors. The shareholders' advisory vote will not overrule any decision made by the Board or the Committee or create or imply any additional fiduciary duty by our directors. Our Board and Compensation, Nominating and Governance Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns, and the Compensation, Nominating and Governance Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL 3
ADVISORY VOTE ON FREQUENCY OF SHAREHOLDER VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our shareholders to indicate how frequently we should seek an advisory say-on-pay vote on the compensation of our named executive officers. We are required to hold an advisory vote regarding the frequency of say-on-pay votes every six years. By voting on this Proposal 3, shareholders may indicate how frequently they would prefer an advisory say-on-pay vote on named executive officer compensation: once every one, two, or three years. Starting with our annual meeting in 2011, we have held annual say-on-pay votes.

The Board of Directors continues to believe that an annual advisory vote on executive compensation is the most appropriate alternative for our Company, and therefore the Board recommends that you vote for an annual advisory say-on-pay vote on executive compensation.

Shareholders will have the option to select one year, two years or three years as the frequency for the advisory vote on executive compensation. The option that receives the highest number of votes cast by shareholders will be the frequency vote selected by shareholders. The Board will take the results of the vote into account when deciding when to call for the next advisory vote on executive compensation. However, because this vote is advisory and not binding on the Board of Directors in any way, the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by the Company's shareholders.

A scheduling vote similar to this will occur at least once every six years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR EVERY YEAR" REGARDING THE FREQUENCY OF THE SHAREHOLDER VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL 4
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention, and oversight of the independent external audit firm retained to audit the Company's financial statements. The Audit Committee has selected Ernst & Young LLP as the Company's independent auditors for the current fiscal year ending December 31, 2023. Our Board of Directors has unanimously endorsed this selection. Ernst & Young LLP is a registered public accounting firm with the PCAOB, as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. The Audit Committee has also pre-approved the engagement of Ernst & Young LLP to provide federal, state and international tax return preparation, advisory and related services to the Company during 2023.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditor, both in fact and appearance. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditor. In addition, the Audit Committee has adopted restrictions on our hiring of an Ernst & Young LLP partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other persons having responsibility for providing audit assurance on any aspect of their audits of the Company's financial statements or internal control over financial reporting. In accordance with SEC rules and Ernst & Young LLP's policies, lead engagement partners are subject to rotation requirements (at least every five years) to limit the number of consecutive years the lead partner may provide services. The Audit Committee is directly involved in the selection of Ernst & Young LLP's lead engagement partner.

Each year, the Audit Committee evaluates the qualifications, performance and independence of the Company's independent auditor and determines whether to re-engage the current independent auditor for the following year. In doing so, the Audit Committee considers, among other things: (i) external data relating to audit quality and performance, including recent PCAOB reports on Ernst & Young LLP and its peer firms; (ii) Ernst & Young LLP's tenure as our independent auditor and its familiarity with our operations and businesses, accounting policies and practices and internal control over financial reporting; (iii) the quality and efficiency of the services provided by the auditors, the auditors' capabilities and technical expertise; and (iv) Ernst & Young LLP's independence.

Based on this evaluation, the members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the Company's independent external auditor is in the best interest of the Company and its shareholders.

Although ratification by the shareholders of the selection of Ernst & Young LLP as the Company's independent auditors is not required by law or by the Bylaws of the Company, the Audit Committee believes it is appropriate to seek shareholder ratification of this selection in light of the critical role played by the independent auditors in auditing the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting. If this selection is not ratified at the Annual Meeting, the Audit Committee may investigate the reasons for the shareholders' rejection and may reconsider its selection of independent auditors for the fiscal year ending December 31, 2023. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Ernst & Young LLP served as the Company's independent auditors for the fiscal year ended December 31, 2022. Representatives of that firm are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

Audit and Non-Audit Fees

The Audit Committee is responsible for the audit fee negotiations associated with the Company's retention of Ernst & Young LLP.

Audit Fees.   The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's consolidated financial statements, reviews of interim financial statements included in periodic reports, audits of the Company's internal control over financial reporting, and statutory audits for certain international subsidiaries during 2021 and 2022 were approximately $15.8 million and $16.0 million, respectively.

Audit Related Fees.   The aggregate fees billed by Ernst & Young LLP in 2021 and 2022 for audit related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported above under the caption "Audit Fees" were approximately $0.4 million and $0.1 million, respectively. These services primarily related to due diligence and other transaction-related services.

Tax Fees.   The aggregate fees billed by Ernst & Young LLP in 2021 and 2022 for professional services rendered for tax compliance and tax advice for the Company were $5.3 million and $4.5 million, respectively. These services primarily related to tax planning and tax compliance services.

All Other Fees.   No fees were billed by Ernst & Young LLP for professional services rendered during 2021 and 2022 other than as stated above under the captions "Audit Fees," "Audit Related Fees" and "Tax Fees."

Audit Committee Pre-Approval Policy

Under the Audit Committee's Charter and its Pre-Approval Policy, the Audit Committee is required to approve in advance the terms of all audit services as well as all permissible audit related and non-audit services to be provided by the independent auditors. Unless a service to be provided by the independent auditors has received approval under the Pre-Approval Policy, it will require specific pre-approval by the Audit Committee. The Pre-Approval Policy is detailed as to the particular services to be provided, and the Audit Committee is to be informed about each service provided. Non-audit services may be approved by the Chair of the Committee and reported to the full Audit Committee at its next meeting but may not be approved by the Company's management.

The Audit Committee must approve the annual audit engagement services prior to the commencement of any audit work. The Audit Committee also must approve changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items, if any. In the event audit related or non-audit services that are pre-approved under the Pre-Approval Policy have an estimated cost in excess of certain dollar thresholds, these services require approval by the Audit Committee or by the Chair of the Audit Committee.

In determining the approval of services by the independent auditors, the Audit Committee or its Chair evaluates each service to determine whether the performance of such service would (a) impair the auditor's independence; (b) create a mutual or conflicting interest between the auditor and the Company; (c) place the auditor in the position of auditing its own work; (d) result in the auditor acting as management or an employee of the Company; or (e) place the auditor in a position of being an advocate for the Company.

All of the services described above under the captions "Audit Fees," "Audit Related Fees" and "Tax Fees" were approved by the Audit Committee pursuant to legal requirements and the Audit Committee Charter and the Pre-Approval Policy.

Audit Committee Review

The Audit Committee has reviewed the services rendered by Ernst & Young LLP during 2022 and has determined that the services rendered are compatible with maintaining the independence of Ernst & Young LLP as the Company's independent auditors.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors during 2022 was composed of six directors who are independent of the Company and management as required by the NYSE corporate governance listing standards and by SEC rules. As of January 1, 2023, Robin Loudermilk and Juliette Prior transitioned off of the Audit Committee and joined the Nominating and ESG Committee. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the Company's financial statements and the financial reporting process, including implementing and maintaining effective internal control over financial reporting and for the assessment of, and reporting on, the effectiveness of internal control over financial reporting. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting. The Audit Committee also oversees the internal audit and control function of the Company and the Company's cyber and information security processes, procedures and controls.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors the Company's audited financial statements for the year ended December 31, 2022 and reports of management and of the independent auditors on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, including a discussion of the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also reviewed and discussed with management and the independent auditors the disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's 2022 Annual Report to Shareholders and its Annual Report on Form 10-K for the year ended December 31, 2022.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board. In addition, the Audit Committee has discussed with the independent auditors the auditor's independence from the Company and its management, including the matters in the written disclosures and the letter provided by the independent auditors to the Audit Committee as required by applicable requirements of the Public Company Accounting Oversight Board Rule 3526 regarding the independent auditor's communications with the Audit Committee concerning independence, and has considered the compatibility of non-audit services with the auditor's independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their integrated audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements for the year ended December 31, 2022 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC. The Audit Committee and the Board of Directors have also approved the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2023.

Members of the Audit Committee:

Wendy B. Needham (Chair)
Elizabeth W. Camp
Richard Cox, Jr.
Gary P. Fayard
Robert C. Loudermilk, Jr.
Juliette W. Pryor

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

SOLICITATION OF PROXIES

The cost of soliciting proxies will be borne by the Company. The Company has retained Georgeson LLC to assist in the solicitation of proxies for a fee of approximately $11,000 and reimbursement of certain expenses. Officers and regular employees of the Company, receiving no additional compensation, may also assist in the solicitation. Solicitation may be by mail, telephone, Internet or personal contact.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC's rules permit us to send a single copy of our Notice and Access Letter regarding the annual meeting to any household at which two or more shareholders reside if we believe that they are members of the same family. Each shareholder will continue to receive a separate proxy card. This procedure, known as householding, reduces the volume of duplicate information you receive and helps to reduce our expenses. In order to take advantage of this opportunity, we have delivered only one Notice and Access Letter to multiple shareholders who share an address, unless we received contrary instructions from the affected shareholders prior to the mailing date. We will deliver a separate copy of the Notice and Access Letter (or proxy materials, if applicable), as requested, to any shareholder at a shared address to which a single copy of the Notice and Access Letter was delivered. If you prefer to receive separate copies of the Notice and Access Letter (or proxy materials, if applicable), either now or in the future, or if you are currently receiving multiple copies and prefer to receive only a single copy in the future you can so request by calling us at (678) 934-5000 or by writing to us at any time at the following address: Corporate Secretary, Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339.

A majority of brokerage firms have instituted householding. If your family has multiple holdings in the Company, you may have received householding notification directly from your broker. Please contact your broker directly if you have any questions, if you require additional copies of the Notice and Access Letter (or proxy materials, if applicable), if you are currently receiving multiple copies of the Notice and Access Letter (or proxy materials, if applicable) and wish to receive only a single copy or if you wish to revoke your decision to household and thereby receive multiple Notice and Access Letters. These options are available to you at any time.

OTHER MATTERS

Management does not know of any matters to be brought before the Annual Meeting other than those referred to above. If any matters which are not specifically set forth in the form of proxy and this proxy statement properly come before the Annual Meeting, the persons designated as proxies will vote thereon as recommended by the Board of Directors or, if the Board of Directors makes no recommendation, in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL MEETING

A shareholder proposal for business to be brought before the 2024 Annual Meeting of Shareholders (other than nominations of persons to serve as directors) will be acted upon only in the following circumstances:

- Shareholder Proposals for Inclusion in Next Year's Proxy Statement — To be considered for inclusion in next year's proxy statement, shareholder proposals, submitted in accordance with the SEC's Rule 14a-8, must be received at our principal executive office no later than the close of business on November 4, 2023 and must comply with all applicable SEC rules.

- Other Shareholder Proposals for Presentation at Next Year's Annual Meeting of Shareholders — Any shareholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8 but is instead sought to be presented directly at the 2024 Annual Meeting of Shareholders should be received at our principal executive office no later than the close of business on January 18, 2024. Proposals should contain detailed information about the proposal and the shareholder proponent. SEC rules permit management to vote proxies in its discretion on such proposals in certain cases if the shareholder does not comply with this deadline, and in certain other cases notwithstanding the shareholder's compliance with this deadline.

All recommendations of persons for nomination to the Board of Directors of the Company must be received at our principal executive office no later than the close of business on the 90th day (December 4, 2023) and no earlier than the close of business on the 120th day (November 4, 2023) prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting and must contain the information specified in and otherwise comply with our By-laws (including the information required by Rule 14a-19 of the Exchange Act in the case of a shareholder who intends to solicit proxies in support of director nominees other than the Company's nominees). See Section 3.4 "Certain Nomination Requirements." However, if the date of the 2024 Annual Meeting of Shareholders is held more than 30 calendar days earlier than or 70 calendar days after the anniversary of this year's meeting, notice by the shareholder, to be timely, must be received no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the date of the 2024 Annual Meeting of Shareholders or, if the first public announcement of the date of the 2024 Annual Meeting of Shareholders is less than 100 days prior to the date of the 2024 Annual Meeting of Shareholders, the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting of Shareholders is first made by the Company.

All recommendations of persons for nomination to the Board of Directors of the Company pursuant to the Company's proxy access By-law provision must be received at our principal executive office no later than the close of business on the 120th day (November 4, 2023) and no earlier than the close of business on the 150th day (October 5, 2023) prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting and must contain the information specified in and otherwise comply with our By-laws. See Section 2.11 "Proxy Access for Director Nominations." However, if the date of the 2024 Annual Meeting of Shareholders is held more than 30 calendar days before or after the anniversary of this year's meeting, notice by the shareholder, to be timely, must be received no later than the close of business on the 120th day and no earlier than the close of business on the 150th day prior to the date of the 2024 Annual Meeting of Shareholders or, if the first public announcement of the date of the 2024 Annual Meeting of Shareholders is less than 130 days prior to the date of the 2024 Annual Meeting of Shareholders, the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting of Shareholders is first made by the Company.

All shareholder proposals and recommendations of persons for nomination to the Board should be sent to Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary.

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